CONTINUALLYINNOVATING



ANNUAL REPORT 2008

Omnicell®



MESSAGE FROM THE CHAIRMAN

During 2008, hospitals in the United States and around the globe addressed patient safety in their healthcare institutions by implementing medication and supply automation solutions from Omnicell. Today, as hospitals deal with increased operating costs and cash flow challenges, healthcare managers continue to recognize the importance of partnering with us to help them provide a safer patient environment that we each want and the standard of care that we each deserve.

"HEALTHCARE MANAGERS CONTINUE TO RECOGNIZE THE IMPORTANCE OF PARTNERING WITH US TO HELP THEM PROVIDE A SAFER PATIENT ENVIRONMENT THAT WE EACH WANT AND THE STANDARD OF CARE THAT WE EACH DESERVE."

In the first half of 2008, our hospital customers grew cautious and we saw many of them postpone their product acquisitions while reprioritizing their capital equipment spending. However, in the third quarter of 2008, we experienced record bookings, record revenues and exceeded profit expectations with 45% of our business coming from competitive conversions and new customers. As medication safety and supply automation have become increasingly important outside the United States, our international business has grown with installations in Europe, Asia, Latin America and the Middle East. In fact, this year Omnicell was awarded the largest deployment of automated medical supply systems ever done in Europe.

In 2008, Omnicell demonstrated its ability to continue to innovate by bringing new automated solutions to the market. We shipped our SinglePointe™ solution, which allows hospitals to store, manage and track up to 100% of a patient's medications through our automated dispensing cabinet. Our SinglePointe solution provides clinicians access to a medication management system that reduces the risk of medication errors while increasing staff efficiency. An early adopter of our SinglePointe solution has reported a 31% decrease in missing doses, a 55% reduction in the time they require to manage patient-specific medications and a 70% reduction in the potential for medication errors associated with patient-specific medications during patient transfers.

In December 2008, we demonstrated Anywhere RN™, a new feature in Omnicell automated dispensing systems. Anywhere RN enables nurses to streamline their workflow, such as the process of dispensing or disposing of drugs, while they remotely access their medication-related work from any computer or workstation in the hospital without being at the cabinet.

Looking forward, we believe that the majority of the hospitals in the United States have only partially implemented medication management solutions. Every three business days, on average, a new first time customer to Omnicell installs our medication management systems. Our solutions are present in 10 of the top 15 hospitals as rated by *U.S. News and World Report* and we continue to gain acceptance and momentum with some of the top industry leading healthcare institutions such as Duke University Health System and Emory Healthcare, two prestigious teaching hospitals.

Omnicell is well positioned for growth as we remain focused on delivering the highest levels of customer satisfaction and continue to differentiate ourselves in the marketplace. We look forward to a long and prosperous relationship with all our customers.

Sincerely,

Randall A. Lipps

Randall A. Lipps
Founder, Chairman, President and
Chief Executive Officer

PERCENT OF ORDERS FROM NEW CUSTOMERS


100%
80%
60%
40%
20%
48
39
33
30
21
33
45
30
Q107
Q207
Q307
Q407
Q108
Q208
Q308
Q408
Competitive Conversions & Greenfield
Existing Customers

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 000-33043

OMNICELL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**94-3166458**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1201 Charleston Road
Mountain View, CA 94043
(650) 251-6100
(Address of registrant's principal executive offices, including zip code)

(650) 251-6100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock, $0.001 par value, held by non-affiliates of the registrant as of June 30, 2008 was $391.9 million (based upon the closing sales price of such stock as reported on the NASDAQ Global Market on such date) which excludes an aggregate of 1,295,151 shares of the registrant's common stock held by officers, directors and affiliated stockholders. For purposes of determining whether a stockholder was an affiliate of the registrant at June 30, 2008, the registrant has assumed that a stockholder was an affiliate of the registrant at June 30, 2008 if such stockholder (i) beneficially owned 10% or more of the registrant's common stock and/or (ii) was affiliated with an executive officer or director of the registrant at June 30, 2008. Exclusion of such shares should not be construed to indicate that any such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.

As of February 9, 2009, there were 31,344,277 shares of the registrant's common stock, $0.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K are incorporated by reference in Part III, Items 10-14 of this Form 10-K.

OMNICELL, INC.
2008 Form 10-K Annual Report

Table of Contents

PART I

ITEM 1. BUSINESS

This Annual Report on Form 10-K contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- *the extent and timing of future revenues;*
- *the size or growth of our market or market-share;*
- *the opportunity presented by new products or emerging markets;*
- *the operating margins or earnings per share goals we may set;*
- *our ability to protect our intellectual property and operate our business without infringing upon the intellectual property rights of others; and*
- *our estimates regarding the sufficiency of our cash resources.*

In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. We discuss many of these risks in this Annual Report on Form 10-K in greater detail in the section entitled "Risk Factors" under Part I, Item 1A below. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this Annual Report on Form 10-K. You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits, completely and with the understanding that our actual future results may be materially different from what we expect. All references in this report to "Omnicell, Inc.," "Omnicell," "our," "us," "we," or the "Company" collectively refer to Omnicell, Inc., a Delaware corporation, and its subsidiaries.

Except as required by law, we assume no obligation to update any forward- looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

We own various trademarks, copyrights and trade names used in our business, including the following: Executive Advisor™, OmniRx®, SafetyMed®, SafetyStock®, ®, vSuite™ , SecureVault®, WorkflowRx™, Omnicell®, the Omnicell logo, OmniCenter®, OmniLinkRx®, DecisionCenter®, MedCache®, ScanReq®, Sure-Med®, BCX Technology®, Rio® and the Rio logo, Freedom®, Liberty®, Alliance® and Allegiance®. This report also includes other trademarks, service marks and trade names of other companies. All other trade names used in this report are trademarks of their respective holders.

Overview

We are a leading provider of medication control and patient safety solutions which enhance operational efficiency and patient care for acute care health facilities. Approximately 1,200 hospitals have installed our automated hardware/software solutions for controlling, dispensing, acquiring, verifying and tracking medications and medical/surgical supplies. We have designed our products to enable healthcare professionals to improve patient safety through reduced medication errors, and improved administrative controls, while simultaneously improving workflow and increasing operational efficiency. Our products are designed to allow nurses, pharmacists and other clinicians to spend more time on patient care while at the same time providing confirmation that the right patients are receiving the right medication, at the right time, in the right dose, via the right route.

The medical industry has become increasingly aware that the human element of patient care inevitably creates the risk of medication administration errors. In 2006, the Institute of Medicine, a non-profit, non-governmental arm of the National Academies, estimated that 1.5 million medication errors are made each year in the United States. Acute care facilities are facing increasing medical safety regulatory controls that we believe manual tracking systems cannot adequately support. Nursing shortages add an additional challenge to acute care facilities to meet regulatory controls and improve patient safety while still providing adequate patient care. We provide solutions to help hospitals address these problems. Our systems provide a comprehensive medication control and dispensing solution starting from the point of entry into the hospital, through the central pharmacy, to the nursing station and, ultimately, to the patient's bedside. Our solutions utilize advanced, software-based medication control and tracking algorithms that interact with hardware security features, resulting in a system that provides both the pharmacist and the nurse real-time safety controls. Our solutions also go a step further by providing medication barcode verification at every step of the medication administration process, from entry to the hospital through to administration to a patient. Similar to our medication solutions, our medical/surgical supply systems provide acute care control over consumable supplies critical to providing quality healthcare. This solution provides inventory control software that is designed to ensure critical supplies are always stocked in the right locations. At the same time, usage tracking helps hospital administrators to ensure that cash is not wasted on unneeded stores of supplies and helps optimize reimbursement by improving charge capture.

Business Strategy

Our strategy is to provide comprehensive patient safety solutions for the medication and medical and surgical supply needs of our customers. We have developed innovative products that are designed to meet the needs of the clinicians who use them on a day-to-day basis. We continually evolve and enhance our product and service offerings, and we maintain flexibility in product design and the installation process to meet our customers' evolving needs. To meet these needs fully, we must strive to provide innovative solutions that help our customers stay focused on their goal of providing quality healthcare. Our solutions are designed to provide everything the customer requires to install and maintain medication control or medical and surgical supply control. We believe superior solutions include proactively anticipating and meeting customer needs, listening carefully to our customers' prospective issues and meeting and exceeding their installation and maintenance support needs.

Our goal of providing the best customer experience in healthcare has required us to take special steps in the development of our business and our long term approach to our market, such as:

- Innovating products to address patient safety and cost-containment pressures facing healthcare facilities;
- Incorporating a broad range of clinical input into our product solution development to accommodate the needs of multi-hospital entities and Integrated Delivery Networks, or IDNs;
- Developing new solutions to enhance our customers' existing systems and protect our customers' investments by preserving, leveraging and upgrading their existing information systems, as well as striving to provide a seamless integration of our products to the other healthcare information systems our customers use; and
- Providing a full service, positive experience for our hospital customers in the timing and implementation of our product installation.

We have developed or acquired technologies that establish long term solutions for our customers. Our own product development activities have brought products to the market that allow up to 100% of the medications used to be controlled through our systems. In addition to our own development, we have made acquisitions that focus on products that extend patient safety controls to a wider range of applications and departments in the hospital. These include products for the central pharmacy, the operating room, the catheter lab and the nursing areas. We believe our broad portfolio of automation products makes our solutions more valuable to our customers because the product line allows hospital clinicians to automate and control more of the medication and medical and surgical supply distribution process. Looking forward, we expect to offer an even higher level of robust patient safety solutions for our customers, both through internal development and through acquisitions.

Industry Background

The acute care market in the United States, where most of our sales occur, is comprised of roughly 5,800 hospitals with a total capacity of approximately 945,000 acute care beds. Our customers include single location community hospitals, government hospitals and regional and national entities.

The market for our products is growing because the delivery of healthcare in the United States still relies on a significant number of manual and paper-based processes. Most hospitals have deployed at least some automation solutions, but few have deployed them throughout the institution. The manual and paper-based systems still in use today in many hospital departments result in highly complex and inefficient processes for tracking and delivering medications and supplies. Over the past two decades, healthcare facilities have made relatively small proportional investments in information technology. In addition, many existing healthcare information systems are unable to support the modernization of healthcare delivery processes and address mandated patient safety initiatives. These factors have contributed to medical errors and unnecessary process costs across the sector.

Healthcare providers and facilities are also affected by significant economic pressures. Demand for healthcare services continues to increase, driving shortages in the U.S. labor market for healthcare professionals, particularly nurses and pharmacists. Rising costs of labor, prescription drugs and new technology all contribute to increased spending. These factors, combined with the continuing consolidation in the healthcare industry, have significantly increased the need to improve the efficiency of healthcare professionals and to control costs.

Key Industry Events and Reports

Reports by the Institute of Medicine, or IOM, Food and Drug Administration, or FDA, and the Joint Commission for the Accreditation of Healthcare Organizations, also known as the Joint Commission, have increased public and healthcare industry awareness of the dangers caused by medication errors. Regulatory standards, as well as the desire of healthcare organizations to provide premium quality service and avoid liability, have driven acute care facilities to prioritize investment in capital equipment to improve patient safety. Such reports and regulatory standards include:

- In November 1999, the IOM issued a report that highlighted the prevalence of medical errors based on the results of more than 30 independent studies. The report indicated that medical errors are among the top ten causes of death in the United States and that medication errors specifically were responsible for more than an estimated 7,000 deaths in 1993.
- In February 2001, the IOM issued a follow-up report that recommended increased investment in information technology as a means of reducing medical errors and improving the overall quality of patient care.
- In January 2003, the IOM released a report urging private and public organizations to focus on quality-improvement efforts in 20 priority areas, including medication management.

- On February 25, 2004, the FDA published a rule that requires linear barcodes on most prescription drugs. Drug manufacturers, re-packagers, re-labelers and private label distributors are subject to the rule. The FDA estimates that the barcode rule, once implemented, will result in a 50% reduction in medication errors, 500,000 fewer adverse drug events over the subsequent 20 years, $93 billion in cost savings and other economic benefits.
- In 2004, the Joint Commission set medication management standard 2.20 which requires "medications are properly and safely stored throughout the hospital." The Joint Commission audits all healthcare facilities seeking accreditation for proper medication handling control and reviews all exceptions to control procedures.
- In June 2006, the IOM issued a report which augmented a series of reports issued between 1999 and 2005 and indicated that an estimated 1.5 million medication errors occur annually in the United States.

These reports, and the general awareness of patient safety in the medical field, have created a heightened desire to implement solutions that mitigate risks and improve the quality of healthcare. Automated medication distribution systems have become the standard of care. Ten of the top fifteen hospitals in the United States, as rated by *US News and World Reports*, are Omnicell customers. Top teaching hospitals are among the early adopters of our new technologies, and hospitals throughout the country are seeking to implement the most robust medication safety solutions available.

Our Products and Services

We provide solutions that are designed to enable healthcare professionals to reduce medication errors and improve administrative controls, while simultaneously improving workflow and increasing a facility's operational efficiency. Our products are designed to enable our customers to enhance and improve the effectiveness of the medication-use process, the efficiency of the medical-surgical supply chain, overall patient care and clinical and financial outcomes of healthcare facilities. From the point at which a medication arrives at the receiving dock to the time it is administered, our systems are capable of storing, packaging, bar coding, ordering and issuing the medication, as well as providing information and controls on its use and reorder. Our medication-use product line includes medication dispensing systems for use in acute care nursing departments, central pharmacy automation, physician order management, and nursing workflow automation at the bedside. Our supply product lines provide healthcare facilities with cost data, enabling detailed quantification of charges for payor reimbursement, inventory management and timely reorder of supplies. These products range from high-security closed-cabinet systems and software to open-shelf and combination solutions in the nursing unit, catheter lab and operating room. Our combination medication-use and supply products allow the operating departments to store, track and dispense medications and supplies through a single system. We provide services including customer education and training to help customers to optimize their use of technology.

Medication Use Products

Our medication-use product line includes our OmniRx, SinglePointe, Mobile Carts, WorkflowRx, SecureVault, OmniLinkRx, Anesthesia Workstation and SafetyMed products. To provide our customers with end-to-end medication control, our product line incorporates barcode technology throughout. Each of the products in the medication-use solution suite is summarized in the table below.

Product	Use in Hospital	Description
OmniRx	Any nursing area in a hospital department that administers medications	Secure dispensing system which automates the management and dispensing of medications at the point of use.
Mobile Carts	Any nursing area in a hospital department that administers medications	A mobile wireless computer and dispensing system that allows medication control to be taken to the bedside and provides a platform for other hospital information systems.
SinglePointe	Any nursing area in a hospital department that administers medications	Software product for use in conjunction with the OmniRx and Mobile Carts products which controls medications on a patient-specific basis, allowing automated control of up to 100% of the medications used in a hospital.
OmniLinkRx	Doctors, nurses and pharmacists	Prescription routing system that allows nurses and doctors to scan handwritten prescription orders to pharmacists for approval and filling
WorkflowRx	Hospital central pharmacy	Automated pharmacy storage, retrieval, and packaging systems.
SecureVault	Hospital central pharmacy	Controlled substance barcode inventory management system.
SafetyMed	Patient's bedside	Mobile nursing workflow automation and barcode medication administration system.
Anesthesia Workstation	Operating room	Secure dispensing system for the management of anesthesia supplies and medications.

The OmniRx solution is the core of our medication control solutions. The OmniRx solution is a dispensing system that automates the management and dispensing of medications at the point of use, featuring biometric fingerprint identification, advanced single-dose dispensing, barcode confirmation and a wide range of drawer modules enabling the establishment of various security levels. Software features of the OmniRx include patient profiling, notification of medications due, a variety of security features, waste management, clinical pharmacology, and integration with an Internet browser for clinical reference information.

The Mobile Cart product is an extension of the OmniRx medication control system to a mobile environment. The Mobile Cart features an ergonomic design, medication control modules with individual-patient specific drawers programmed to lock automatically and a fully integrated all-in-one computer with wireless connectivity, eight hour battery life before recharging and battery recharging while in use.

The SinglePointe solution is a software extension to the OmniRx and Mobile Cart products that allows pharmacists to automate the distribution of specially handled medications. The SinglePointe solution allows for patient specific medication control which extends the benefits of automated medication distribution, such as increased patient safety, consistency in tracking and inventory control, simplification of procedures and improved monitoring of controlled substances, to a broader range of the medication distribution process in the hospital.

The OmniLinkRx product is a physician order software product that automates communication between nurses and the pharmacy. Used in the central pharmacy, the OmniLinkRx solution simplifies the communication of handwritten physician orders from remote nursing stations to the pharmacy.

The WorkflowRx solution is an automated storage, retrieval and repackaging solution for the central pharmacy. WorkflowRx enables hospital pharmacies to manage medication inventory in a central pharmacy. It is designed to help pharmacists ensure that the right medications are stored in and retrieved from proper locations, both in the central pharmacy and in automated dispensing cabinets. The WorkflowRx solution provides security controlled by a user name and password, provides security access to certain menu options and drug classes as defined by the administrator and incorporates a detailed history database of all transactions that enables pharmacy managers to capture data for reporting and data analysis. When the WorkflowRx solution is integrated with the healthcare facility's drug wholesaler, automated dispensing cabinets and pharmacy information system, it creates an automated inventory system that provides data on medication usage and helps hospital pharmacies manage inventory levels and costs. The WorkflowRx solution is deployed on a storage and retrieval carousel, on a repackaging system or on both. The storage and retrieval carousel provides an automated, space efficient system for storing, retrieving and barcoding medications. Barcode administration through the WorkflowRx solution is designed to help ensure that medications are stocked correctly from their point of entry into the healthcare facility. Labeling medications with barcodes, utilizing a repackaging system enables bedside medication administration solutions, such as the SafetyMed solution, to perform barcode checking at the patient bedside. A storage and retrieval carousel or repackaging system enables pharmacies to automate the replenishment of decentralized dispensing systems as well as the filling of individual patient medication bins, improving the workflow of the central pharmacy.

The SecureVault solution is a controlled substance barcode inventory management system. The SecureVault software, coupled with our automated dispensing technology, enables healthcare facilities to track, monitor and control the movement of controlled substances from the point of initial receipt from the wholesaler throughout internal distribution. The SecureVault solution maintains a perpetual item inventory and complete audit using integrated barcode technology with both fixed and portable scanners. Barcoded forms and labels may also be generated directly from the SecureVault system.

The SafetyMed solution is a mobile nursing workflow automation and barcode medication administration system. When integrated with our OmniRx medication dispensing systems, the OmniCenter server and/or the Mobile Cart products, the SafetyMed solution verifies and documents patient identity, time of drug administration, the caregiver, the medication administered and the dosage, helping to reduce medication errors.

The Anesthesia Workstation solution is a system for the management of anesthesia supplies and medications. The system is tailored for the workflow of the clinician at the point of care and can be Web-enabled, providing access to a drug information database and other clinical tools to aid in decision-making and to help improve accuracy in medication delivery. The Anesthesia TT solution is a fixed-position tabletop unit designed as a medication-only system.

Medication and Surgical Supply Products

We provide end-to-end solutions designed to help optimize a healthcare facility's supply chain. These solutions are designed for use in the materials management department, the nursing unit and specialty areas. They integrate with other systems and utilize barcode technology extensively. Our supply product line includes the Omnicell Supply Closed, Omnicell Supply Specialty Procedures, Omnicell Supply Specialty Surgical Services and Omnicell Supply Specialty MedSurg solutions. Each of the supply-line products is summarized in the table below.

Product	Use in Hospital	Description
Omnicell Supply Closed; Omnicell Supply Specialty Procedures and Omnicell Specialty Surgical Services	Any nursing area in a hospital department that administers supplies	Secure dispensing systems which automate the management and dispensing of medical and surgical supplies at the point of use. Include specialty modules for the catheter lab and the operating room.
Omnicell Supply Specialty MedSurg . . .	Any nursing area in a hospital department that administers supplies	System for the management of medical-surgical supplies that provides the flexibility of utilizing barcode control in an open shelf environment. Includes specialty modules for the catheter lab and the operating room.

The Omnicell Supply Closed solution is a cabinet-based automated system for dispensing supplies at the point of use. Specialty modules are available for a variety of solutions to manage implants and medications used in a catheter lab, as well as for use in surgery, as described below:

- The **Cath Lab Module** allows hospitals to secure, dispense and electronically track accurate catheter usage.
- The Bone and Tissue Tracking and **Implant Tracking Module** records lot and serial number information at the Omnicell Supply Specialty solution to enable compliance with Joint Commission and FDA requirements regarding surgical implants in the event of a recall.
- The **Suture Module** is designed to be integrated into the Omnicell supply cabinet to secure, dispense and automatically track suture usage.

The Omnicell Supply Specialty Procedures; Omnicell Specialty Surgical Services and Omnicell Supply Specialty MedSurg solutions are systems for the management of medical-surgical supplies in the nursing unit and specialty areas that provides the flexibility of utilizing barcode control in an open shelf environment, or combining open barcode and cabinet-based inventory management in one solution, as described below:

- The **Omnicell Supply Specialty MedSurg solution** provides control over general medical and surgical supplies.
- **Omnicell Supply Specialty Surgical Services** provides point of use data collection for the operating room. Omnicell Supply Specialty Surgical Services includes a system of preference

cards that allows individual surgeon's operating room preferences to be catalogued and utilized in automating the preparation of individual surgery kits, including both consumable and non-consumable supplies. The system tracks supplies and procedures by operating physician and patient during surgical procedures via a time-saving touch screen interface.

- **Omnicell Supply Specialty Procedures** is a system that provides real-time point of use data collection for the catheter lab. Specialty Procedures tracks supplies and procedures by physician for cost management and automated charge capture, allowing users to track physician names and all actions on a case. Specialty Procedures software can track multiple supply locations in a single lab department.

Other Products and Services

Combination Medication-Use and Supply Product. Our combination medication-use and supply product line allows operating departments to store, track and dispense medications and supplies in a single system.

Services. We provide services that include customer education and training and maintenance and support services, all provided on a time-and-material basis. We provide service contracts to our customers for post-installation technical support with phone support, on-site service, parts and access to software upgrades. On-site service is provided by our field service operations team.

Omnicell Interface Software. Our interface software provides interface and integration between our medication-use products or our supply products and a healthcare facility's in-house information management systems. Interface software provides seamless integration and communication of patient data, logistical data, inventory information, charge capture and billing information and other healthcare database information.

Omnicell professional services. Our professional services team helps healthcare facilities realize the full benefit of our automation solutions. Our Omnicell professional services team of consultants helps customers optimize their use of technology by addressing a customer's cost, productivity and patient safety needs in the medication-use and supply chain processes. Omnicell professional services products also include Executive Advisor, a dashboard which offers advanced reporting features available on a subscription basis, Medical Surveillance and other professional services.

Sales and Distribution

We sell our medication dispensing and supply automation systems primarily in the United States. Substantially all of our revenue is generated in the United States. Our sales force is organized by geographic region in the United States and Canada. Our combined direct, corporate and international distribution sales teams consist of approximately 96 staff members. Nearly all of our direct sales team members have pharmacy management or hospital supply management experience. Individual sales representatives focus on either our medication control or medical and surgical supply product lines. Our corporate sales team focuses on large IDNs, Group Purchasing Organizations and the U.S. government. Our international sales team handles sales through distributors. We sell our products through distributors in Asia, Australia, Europe and South America. We have not sold and have no future plans to sell our products either directly or indirectly to customers located in countries that are identified as state sponsors of terrorism by the U.S. Department of State, or those subject to economic sanctions and export controls.

The sales cycle for our automation systems is long and can take in excess of twelve months. This is due in part to the cost of our systems and the number of people within each healthcare facility involved in the purchasing decision. To initiate the selling process, the sales representative generally targets the director of pharmacy, the director of materials management or other decision makers and is responsible for educating each group within the healthcare facility about the benefits of automation. We have contracts with several group purchasing organizations, or GPOs, that enable us to sell our automation systems to GPO-member healthcare facilities. The primary advantage to customers who buy our products pursuant to a GPO agreement is that they benefit from pre-negotiated contract terms and pricing. The benefit to the GPO is the fee earned as a percentage of sales, which is paid by us. These GPO contracts are typically for multiple years with options to renew or extend for up to two years but can be terminated by either party at any time. Our current GPO contracts include AmeriNet, Inc., HealthTrust Purchasing Group, L.P., MAGNET Group, Managed Healthcare Associates Inc., Novation, LLC, Premier, Inc., Resources Optimization & Innovation and U.S. General Services Administration.

To assist hospitals in purchasing our systems, we offer multi-year, non-cancelable lease payment terms in order to reduce our customer's cash flow requirements. Typically, we sell the majority of our multi-year lease payment term receivables to third-party leasing finance companies, but we also maintain a certain portion of our leases in-house.

Our field service operations representatives support our sales force by providing operational and clinical expertise prior to the close of a sale and during installation of our automation systems. This group assists the customer with the technical implementation of our automation systems, including configuring our systems to address the specific needs of each individual customer. After the systems are installed, on-site support is provided by our field service operations team and technical support group.

We offer technical support through our technical support center in Illinois, with some flow-through and specific product support provided by our subsidiary in India. The support center is staffed 24 hours a day, 365 days a year. We have found that approximately two-thirds of our customers' service issues can be addressed either over the phone or by our support center personnel utilizing their on-hand remote diagnostics tools. In addition, we utilize remote dial-in software that monitors customer conditions on a daily basis. We offer a suite of remote monitoring features, our vSuite service programs, which proactively monitor system status and alert service personnel to potential problems before they lead to system failure.

Manufacturing and Inventory

Our manufacturing process allows us to configure hardware and software in unique combinations to meet a wide variety of individual customer requirements. Our manufacturing process consists primarily of the final assembly of components and of subassemblies which are assembled by third-party single source manufacturers. We and our partners test subassemblies and perform a comprehensive inspection to assure the quality and reliability of our products. While many components of our systems are standardized and available from multiple sources, certain components or subsystems are fabricated according to our specifications and timing requirements.

Our arrangements with our contract manufacturers generally set forth quality, cost and delivery requirements, as well as manufacturing process terms, such as continuity of supply; inventory management; flexibility regarding capacity, quality and cost management, oversight of manufacturing, and conditions for the use of our intellectual property. We have entered into a long-term contract with one of our suppliers. This arrangement does not commit us to purchase any particular amount and we may terminate our agreement without cause at any time with between four and six months notice, depending upon the circumstances of the termination.

Our manufacturing organization procures components and schedules production based on the backlog of customer orders. Installation typically occurs between two weeks and nine months after the initial order is received, depending upon the customer's particular needs. We deploy a key operational strategy of operating with backlog levels that approximate the average installation cycle of our customers, which allows us to more efficiently manage our installation teams, improve production efficiencies, reduce inventory scrap and lower shipping costs.

Competition

Our industry is highly competitive. We compete directly with a number of companies and are affected by evolving and new technologies, changes in industry standards and dynamic customer requirements. We expect continued and increased competition from current and future competitors, many of which have significantly greater financial, technical, marketing and other resources than we do.

Our primary competitor, Pyxis Corporation, a division of Cardinal Health Inc., has a significantly larger installed base of customers than we do. In addition, Cardinal Health also markets the Care Fusion product line of bedside medication control software. Other competitors include McKesson Automation Inc. (a business unit of McKesson Corporation), AmerisourceBergen Corporation (through its acquisition of MedSelect, Inc. and Automed), Talyst, the Baxter Medication Delivery business of Baxter International Inc., Cerner Corporation, Eclipsys Corporation, IDX Systems Corporation (a division of GE Healthcare), Emerson Storage Solutions (a division of Emerson Electric Co) and Siemens Medical Solutions (a division of Siemens AG). In addition, competitors to our Mobile Cart product include Stinger Medical, InfoLogix, Inc., Ergotron, Inc., Artromick International Inc., and Rubbermaid Medical Solutions, (a business unit of Newell Rubbermaid Inc). We believe our products and services compare favorably with the offerings of our competitors, particularly with respect to system performance, system reliability, installation, applications training, service response time and service repair quality.

Intellectual Property and Proprietary Technology

We rely on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights.

We pursue patent protection in the United States and foreign jurisdictions for technology that we believe to be proprietary and that offers a potential competitive advantage for our products. Our issued patents relate to our "See & Touch" methodology used in our medication dispensing and supply automation systems, the use of guiding lights in the open matrix pharmacy drawers, the use of locking and sensing lids with pharmacy drawers and the methods of restocking these drawers. These patents also apply to our unit-dose mechanism and methods, the single-dose dispensing mechanism and the methods for restocking the single-dose drawers using exchange liners.

All of our product system software is copyrighted and subject to the protection of applicable copyright laws. We intend to seek additional international and U.S. patents on our technology and to seek registration of our trademarks. We have obtained registration of Executive Advisor, OmniRx, SafetyMed, SafetyStock, vSuite, SecureVault, WorkflowRx, Omnicell, the Omnicell logo, OmniCenter, OmniLinkRx, DecisionCenter, MedCache, ScanReq, Sure-Med, BCX Technology, Rio and the Rio logo, Freedom, Liberty, Alliance, and Allegiance trademarks through the U.S. Patent and Trademark Office. Trade secrets and other confidential information are also important to our business. We protect our trade secrets through a combination of contractual restrictions and confidentiality and licensing agreements.

Research and Development

We utilize industry standard operating systems and databases, but generally develop our own application and interface software in our research and development facilities. During 2008, we increased our research and development staff from 119 to 136. A portion of our research and development staff is located in India, which provides a cost benefit that allows us to sustain a higher level of research and development resources to address customer needs. New product development projects are prioritized based on customer input. During 2008, we announced a new version of our medication control system software, Omnicell 14.0.

Employees

As of December 31, 2008, we had a total of 844 employees, including 91 in manufacturing, 136 in research and development, 146 in sales, of which 96 comprise our combined direct, corporate and inside sales teams, 23 in sales administration and 27 in field operations who perform pre-sales activity, 328 in customer service/field operations, 21 in marketing and 122 in general and administration positions. On January 28, 2009, we announced and executed a worldwide reduction in regular full-time employees of approximately 100 positions. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We believe that our employee relations are good.

Business Under Government Contracts

Our U.S. government owned or government-run hospital customers sign five-year non-cancelable leases, with payment terms that are subject to one-year government budget funding cycles. Failure of any of our U.S. government customers to receive their annual funding could impair our ability to sell to these customers, or to collect payments on our existing unsold leases. For additional information regarding these leases, see Item 1A, "Risk Factors."

Financing Practices Relating to Working Capital

We assist healthcare facilities in financing their cash flow outlay requirements for the purchase of our systems by offering multi-year, non-cancelable sales contracts. For additional information regarding these financing activities, see Note 1 of "Notes to the Consolidated Financial Statements" included in this Annual Report on Form 10-K.

Product Backlog

Product backlog is the dollar amount of medication and supply dispensing systems for which we have purchase orders from our customers and for which we believe we will install, bill and gain customer acceptance for within one year. Due to industry practice that allows customers to change order configurations with limited advance notice prior to shipment and occasional customer changes in installation schedules, we do not believe that backlog as of any particular date is necessarily indicative of future sales. However, we do believe that backlog is an indication of a customer's willingness to install our solutions. As of December 31, 2008 and 2007, our backlog was $109.6 million and $137.0 million, respectively.

Company Information

We were incorporated in California in 1992 under the name of Omnicell Technologies, Inc. and reincorporated in Delaware in 2001 as Omnicell, Inc.

Available Information

We file reports and other information with the Securities and Exchange Commission, or SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy or information statements. Those reports and statements as well as all amendments to those documents filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act (1) are available at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549, (2) are available at the SEC's internet site (*http://www.sec.gov*), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the

SEC and (3) are available free of charge through our website as soon as reasonably practicable after electronic filing with, or furnishing to, the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our website address is *www.omnicell.com*. Information on our website is not incorporated by reference nor otherwise included in this report.

Executive Officers

The following table sets forth certain information as of February 16, 2009 about our executive officers:

Name	Age	Position
Randall A. Lipps	51	President, Chief Executive Officer, and Chairman of the Board of Directors
J. Christopher Drew	43	Senior Vice President, Field Operations
Robin G. Seim	49	Vice President, Finance and Chief Financial Officer
John G. Choma	54	Vice President, Professional Services and Chief Learning Officer
Dan S. Johnston	45	Vice President and General Counsel
Nhat H. Ngo	36	Vice President, Strategy and Business Development
Marga Ortigas-Wedekind	47	Vice President, Marketing

Randall A. Lipps was named Chief Executive Officer and President of Omnicell in October 2002. Mr. Lipps has served as Chairman of the Board and a Director of Omnicell since founding Omnicell in September 1992. Mr. Lipps received both a B.S. in economics and a B.B.A. from Southern Methodist University.

J. Christopher Drew joined Omnicell in April 1994 and was named Senior Vice President, Operations in January 2005. In January 2009, Mr. Drew was named Senior Vice President, Field Operations. From April 1994 to January 2005, Mr. Drew served in various management positions with Omnicell, including Vice President of Branded Solutions and Director of Corporate Development. Mr. Drew received a B.A. in economics from Amherst College and an M.B.A. from the Stanford Graduate School of Business.

Robin G. Seim joined Omnicell in February 2006 as Vice President and was named Chief Financial Officer in March 2006. From March 2005 to December 2005, Mr. Seim served as Chief Financial Officer of Mirra, Inc., a developer of digital content protection products. From July 2001 to December 2004, Mr. Seim served as Chief Financial Officer of Candera, Inc., a maker of network-based storage controllers. From September 1999 to April 2001, Mr. Seim served as Chief Financial Officer of Villa Montage Systems, Inc., a provider of residential broadband access management systems. Mr. Seim received a B.S. in accounting from California State University, Sacramento.

John G. Choma joined Omnicell in January 2004 as Vice President of Performance Management and was named Vice President, Organizational Development, Learning and Performance in January 2005. In January 2009, Mr. Choma was named Vice President, Professional Services and Chief Learning Officer. From May 2003 to July 2004, Mr. Choma owned and operated World Champion Performance, a consulting firm. From June 2001 to May 2003, Mr. Choma served as Manager of Sales Training with Openwave Systems, Inc., a provider of open software products and services and from August 2000 to June 2001 as Manager of Sales Training and Development with Broadband Office, Inc., a broadband telecommunications company. Mr. Choma received a B.S. in education from the University of Virginia, earned a Certified Performance Technologist designation from the International Society for Performance Improvement and a M.S. in organizational leadership from Norwich University.

Dan S. Johnston joined Omnicell in November 2003 as Vice President and General Counsel. From April 1999 to November 2003, Mr. Johnston was Vice President and General Counsel at Be, Inc., a software company. From September 1994 to March 1999, Mr. Johnston was an attorney with the law firm Cooley Godward Kronish LLP. Mr. Johnston received a B.S. in computer information systems from Humboldt State University and a J.D. from the Santa Clara University School of Law.

Nhat H. Ngo joined Omnicell in November 2008 as Vice President of Strategy and Business Development. From January 2007 to October 2008, Mr. Ngo led strategic business development for a business unit of Covidien, a global healthcare products company, where he had global responsibilities as Vice President of Business Development and Licensing. From June 1999 to April 2006, Mr. Ngo worked at BriteSmile, Inc., a direct-to-consumer aesthetic technology company and served in a variety of senior leadership positions in marketing, sales, operations, strategic planning and corporate development. From September 1997 to June 1999, Mr. Ngo practiced corporate law at Shaw Pittman. Mr. Ngo received a B.S. in commerce, with a concentration in finance, from the University of Virginia McIntire School of Commerce and a J.D. from the University of Virginia School of Law.

Marga Ortigas-Wedekind joined Omnicell in January of 2009 as Vice President, Marketing. From February 2002 to October 2008, Ms. Ortigas-Wedekind was the Senior Vice President Marketing, Development, and Clinical Affairs of Xoft, Inc., a medical device company. From February 2000 to December 2001, she served as Vice President of Sales and Marketing for ProDuct Health, (purchased By Cytyc, Inc.) a company involved in early breast cancer diagnosis and risk stratification. From January 1990 to February 2000, she worked at Guidant Vascular Intervention, a medical device company, in various functions covering international and worldwide sales and marketing, culminating in the role of Director, Market Development. She received a B.A. in political economics from Wellesley College and an M.B.A. from the Stanford Graduate School of Business.

ITEM 1A. RISK FACTORS

We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations. Our business faces significant risks and the risks described below may not be the only risks we face. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations. If any of these risks occur, our business, results of operations or financial condition could suffer and the market price of our common stock could decline.

The medication management and supply chain solutions market is highly competitive and we may be unable to compete successfully against new entrants and established companies with greater resources.

The medication management and supply chain solutions market is intensely competitive and is characterized by evolving technologies and industry standards, frequent new product introductions and dynamic customer requirements. We expect continued and increased competition from current and future competitors, many of which have significantly greater financial, technical, marketing and other resources than we do. Our current direct competitors in the medication management and supply chain solutions market include Pyxis Corporation (a division of Cardinal Health, Inc.), McKesson Automation Inc. (a business unit of McKesson Corporation), AmerisourceBergen Corporation (through its acquisition of MedSelect, Inc. and Automed), Talyst, Cerner Corporation, Emerson Electronic Co. and Stinger Medical, InfoLogix, Inc. Ergotron, Inc., Artromick International, Inc., and Rubbermaid Medical Solutions (a business unit of Newell Rubbermaid Inc).

The competitive challenges we face in the medication management and supply chain solutions market include, but are not limited to, the following:

- our competitors may develop, license or incorporate new or emerging technologies or devote greater resources to the development, promotion and sale of their products and services;
- certain competitors have greater brand name recognition and a more extensive installed base of medication and supply dispensing systems or other products and services than we do, and such advantages could be used to increase their market share;

- other established or emerging companies may enter the medication management and supply chain solutions market;
- current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, including larger, more established healthcare supply companies, thereby increasing their ability to develop and offer products and services to address the needs of our prospective customers; and
- our competitors may secure products and services from suppliers on more favorable terms or secure exclusive arrangements with suppliers or buyers that may impede the sales of our products and services.

Competitive pressures could result in increased price competition for our products and services, fewer customer orders and reduced gross margins, any of which could harm our business.

Changing customer requirements could decrease the demand for our products and services.

The medication management and supply chain solutions market is intensely competitive and is characterized by evolving technologies and industry standards, frequent new product introductions and dynamic customer requirements that may render existing products obsolete or less competitive. As a result, our position in the medication management and supply chain solutions market could erode rapidly due to unforeseen changes in the features and functions of competing products, as well as the pricing models for such products. Our future success will depend in part upon our ability to enhance our existing products and services and to develop and introduce new products and services to meet changing customer requirements. The process of developing products and services such as those we offer is extremely complex and is expected to become increasingly more complex and expensive in the future as new technologies are introduced. If we are unable to enhance our existing products or develop new products to meet changing customer requirements, demand for our products could decrease.

Unfavorable economic and market conditions and a lessening demand in the capital equipment and information system markets could adversely affect our operating results.

Our operating results have been and may continue to be adversely affected by unfavorable global economic and market conditions, foreign exchange fluctuations, as well as a lessening demand in the capital equipment and information system markets. Customer demand for our products is intrinsically linked to the strength of the economy. A reduction in demand for capital equipment and information systems caused by deteriorating economic conditions and decreases in corporate and government spending, deferral or delay of capital equipment and information system projects, longer time frames for capital equipment and information system purchasing decisions and generally reduced expenditures for capital and information systems solutions will result in decreased revenues and lower revenue growth rates for us and our operating results could be materially and adversely affected.

Due to the recent tightening credit market and lack of available credit opportunities, some of our customers may experience more difficulty in securing funds to purchase our products, which could adversely affect the demand for our products.

Many of the products we sell and lease to our customers are capital equipment, and many of those customers finance their large capital equipment purchases or leases with funds secured from third-party lenders. The recent deterioration in the general economic climate and in the credit market could make it more difficult for our customers to secure financing on large capital equipment deals such as ours. To the extent the tightening in the credit market results in difficulty for our customers in financing purchases or leases of our products, demand for our products could decline.

Any reduction in the demand for or adoption of our medication and supply dispensing systems and related services would reduce our revenues.

Our medication and supply dispensing systems represent only one approach to managing the distribution of pharmaceuticals and supplies at healthcare facilities. Healthcare facilities still use traditional approaches that do not include automated methods of medication and supply dispensing management. As a result, we must continuously educate existing and prospective customers about the advantages of our products. Our medication and supply dispensing systems typically represent a sizeable initial capital expenditure for healthcare organizations. Changes in the budgets of these organizations and the timing of spending under these budgets can have a significant effect on the demand for our medication and supply dispensing systems and related services. In addition, these budgets are often supported by cash flows that can be negatively affected by declining investment income, and influenced by limited resources, increased operational and financing costs, macroeconomic conditions such as unemployment rates and conflicting spending priorities among different departments. Any decrease in expenditures by healthcare facilities could decrease demand for our medication and supply dispensing systems and related services and reduce our revenues.

Our current and potential customers may have other business relationships with our competitors and consider those relationships when deciding between our products and services and those of our competitors.

Many of our competitors are large companies that sell a variety of products and services into the healthcare market to our current and potential customers. As a result, if a customer is a customer of one of these competitors, the customer may be motivated to purchase medication and supply dispensing systems or other automation solutions from our competitor in order to maintain or enhance their business relationship with that competitor.

If we experience delays in or loss of sales of, delays in installations of, or delays in the recognition of revenue associated with our medication and supply dispensing systems, our competitive position, results of operations and financial condition could be harmed.

The purchase of our medication and supply dispensing systems is often part of a customer's larger initiative to re-engineer its pharmacy, distribution and materials management systems. As a result, the purchase of our medication and supply dispensing systems often entail larger strategic purchases by customers that frequently require more complex and stringent contractual requirements and generally involves a significant commitment of management attention and resources by prospective customers. These larger and more complex transactions often require the input and approval of many decision-makers, including pharmacy directors, materials managers, nurse managers, financial managers, information systems managers, administrators, lawyers and boards of directors. For these and other reasons, the sales cycle associated with the sale of our medication and supply dispensing systems is often lengthy and subject to a number of delays over which we have little or no control. A delay in, or loss of, sales of our medication and supply dispensing systems could cause our operating results to vary significantly from quarter to quarter and could harm our business.

In addition, and in part as a result of the complexities inherent in larger transactions, the average time between the purchase and installation of our systems has increased over the past few years for reasons that are often outside of our control. Since we recognize revenue only upon installation of our systems at a customer's site, any delay in installation by our customers also causes a delay in the recognition of revenue for that system.

Complications in connection with our current business information system initiative may impact our results of operations, financial condition and cash flows.

We replaced our enterprise-level business information system and went live with a new enterprise resource planning system in January 2009. This conversion resulted in changes to the tools we use to take orders, procure materials, manage inventories, schedule production, remit billings, collect cash, make payments and perform other business functions. Based upon the complexity of this initiative, there is risk that we will not see the expected benefit from the implementation in accordance with its timeline and will incur additional costs. The implementation could result in operating inefficiencies, financial reporting delays, and the implementation could impact our ability to perform necessary business transactions. All of these risks could adversely impact our results of operations, financial condition and cash flows.

We have experienced substantial growth and we cannot assure you that we will be able to manage future growth.

Our revenue grew by 18.2% in 2008 compared to 2007. While current macroeconomic and general market conditions have contributed to a slowdown in our growth recently, if macroeconomic and general market conditions improve and return to historical levels, our ability to continue to grow revenues profitably will be dependent on our ability to continue to manage costs and control expenses. If our revenues continue to grow, we may not be able to manage this anticipated growth effectively. Management of future growth would require the devotion of significant time and attention.

Our revenue growth is dependent on our ability to continue to receive orders from customers, the volume of installations we are able to complete, our ability to continue to meet our customers' needs and provide a quality installation experience and our flexibility in manpower allocations among customers to complete installations on a timely basis.

Our expense control is dependent on our ability to continue to develop and leverage effective and efficient human and information technology systems, our ability to gain efficiencies in our workforce through the local and worldwide labor markets and our ability to grow our outsourced vendor supply model. Our expense growth rate may equal or exceed our revenue growth rate if we are unable to streamline our operations, or fail to reduce the costs or increase the margins of our products.

If we are unable to recruit and retain skilled and motivated personnel, our competitive position, results of operations and financial condition could be harmed.

Our success is highly dependent upon the continuing contributions of our key management, sales, technical and engineering staff. We believe that our future success will depend upon our ability to attract, train and retain highly skilled and motivated personnel. As more of our products are installed in increasingly complex environments, greater technical expertise will be required. As our installed base of customers increases, we will also face additional demands on our customer service and support personnel, requiring additional resources to meet these demands. We may experience difficulty in recruiting qualified personnel. Competition for qualified technical, engineering, managerial, sales, marketing, financial reporting and other personnel can be intense and we cannot assure you that we will be successful in attracting and retaining qualified personnel. Competitors have in the past attempted, and may in the future attempt, to recruit our employees.

In addition, we have historically used stock options and other forms of equity compensation as key components of our employee compensation program in order to align employees' interests with the interests of our stockholders, encourage employee retention and provide competitive compensation packages. Share-based compensation expense recorded under SFAS No. 123(R) could make it more difficult and less favorable for us to grant stock options to employees in the future. If employees believe that the incentives that they would receive under any such modified strategy are less attractive, we may find it difficult to attract, retain and motivate employees. Failure to attract and retain key personnel could harm our competitive position, results of operations and financial condition.

We may not be able to successfully integrate acquired businesses or technologies into our existing business, which could negatively impact our operating results.

As a part of our business strategy we may seek to acquire businesses, technologies or products in the future. We cannot assure you that any acquisition or any future transaction we complete will result in long-term benefits to us or our stockholders, or that our management will be able to integrate or manage the acquired business effectively. Acquisitions entail numerous risks, including difficulties associated with the integration of operations, technologies, products and personnel that, if realized, could harm our operating results. Risks related to potential acquisitions include, but are not limited to:

- difficulties in combining previously separate businesses into a single unit;
- substantial diversion of management's attention from day-to-day business when evaluating and negotiating such transactions and then integrating an acquired business;
- discovery, after completion of the acquisition, of liabilities assumed from the acquired business or of assets acquired that are not realizable;
- failure to achieve anticipated benefits such as cost savings and revenue enhancements;
- difficulties related to assimilating the products of an acquired business; and
- failure to understand and compete effectively in markets in which we have limited previous experience.

The healthcare industry faces financial constraints and consolidation that could adversely affect the demand for our products and services.

The healthcare industry has faced, and will likely continue to face, significant financial constraints. For example, the shift to managed care in the 1990s put pressure on healthcare organizations to reduce costs, and the Balanced Budget Act of 1997 significantly reduced Medicare reimbursement to healthcare organizations. Our automation solutions often involve a significant financial commitment by our customers and, as a result, our ability to grow our business is largely dependent on our customers' capital and operating budgets. To the extent healthcare spending declines or increases more slowly than we anticipate, demand for our products and services could decline.

Many healthcare providers have consolidated to create larger healthcare delivery organizations to achieve greater market power. If this consolidation continues, it could reduce the number of our target customers. In addition, the resulting organizations could have greater bargaining power, which may lead to price erosion.

If we are unable to maintain our relationships with group purchasing organizations or other similar organizations, we may have difficulty selling our products and services.

We have contracts with various group purchasing organizations, such as AmeriNet, Inc., HealthTrust Purchasing Group, L.P., MAGNET Group, Novation, LLC, and Premier, Inc., which enable us to more readily sell our products and services to customers represented by these organizations. Our contracts with these organizations are terminable at the convenience of either party. The loss of any of these relationships could impact the breadth of our customer base and could impair our ability to increase our revenues. We cannot assure you that these organizations will renew our contracts on similar terms, if at all, and they may choose to terminate our contracts before they expire.

Our quarterly operating results may fluctuate and may cause our stock price to decline.

Our quarterly operating results may vary in the future depending on many factors that include, but are not limited to, the following:

- the ability to successfully install our products on a timely basis and meet other contractual obligations necessary to recognize revenue;
- the size and timing of orders for our medication and supply dispensing systems, and their installation and integration;
- the overall demand for healthcare medication management and supply chain solutions;
- changes in pricing policies by us or our competitors;
- the number, timing and significance of product enhancements and new product announcements by us or our competitors;
- the relative proportions of revenues we derive from products and services;
- our customers' budget cycles;
- changes in our operating expenses;
- the performance of our products;
- changes in our business strategy; and
- economic and political conditions, including fluctuations in interest rates and tax increases.

Due to all of these factors, our quarterly revenues and operating results are difficult to predict and may fluctuate, which in turn may cause the market price of our stock to decline.

If the market price of our common stock continues to be highly volatile, the value of your investment in our common stock may decline.

During the year ended December 31, 2008, our common stock traded between $7.77 and $30.30 per share. The market price for shares of our common stock has been and may continue to be highly volatile. In addition, our announcements or external events may have a significant impact on the market price of our common stock. These announcements or external events may include:

- changes in our operating results;
- developments in our relationships with corporate customers;
- changes in the ratings of our common stock by securities analysts;
- announcements by us or our competitors of technological innovations or new products; or
- general economic and market conditions.

Furthermore, the stock market as a whole from time to time has experienced extreme price and volume fluctuations, which have particularly affected the market prices for technology companies. These broad market fluctuations may cause the market price of our common stock to decline irrespective of our performance. In addition, sales of substantial amounts of our common stock in the public market could lower the market price of our common stock.

We have outstanding options that have the potential to dilute stockholder value and cause our stock price to decline.

We frequently grant stock options to our employees. At December 31, 2008, we had options outstanding to purchase approximately 4.7 million shares of our common stock at exercise prices ranging from $1.80 to $29.16 per share. If some or all of these shares are sold into the public market over a short time period, the price of our common stock may decline, as the market may not be able to absorb those shares at the prevailing market prices. Such sales may also make it more difficult for us to sell equity securities in the future on terms that we deem acceptable.

Our failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could cause our stock price to decline.

If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. For example, based on our testing of enhanced control procedures, our management had determined that, as of December 31, 2007, we had remediated a material weakness in internal control over financial reporting previously reported in fiscal year ending December 31, 2006. Failure to achieve and maintain an effective internal control environment could negatively impact the market price of our common stock.

If our U.S. government customers do not receive their annual funding, our ability to recognize revenues on future sales to U.S. government customers, to sell our U.S. government receivables to third-party leasing companies or to collect payments on unsold receivables from U.S. government customers could be impaired.

U.S. government customers sign contracts with five-year non-cancelable payment terms but are subject to one-year government budget funding cycles. In our judgment and based on our history with these accounts, we believe these receivables are collectable. However, in the future, the failure of any of our U.S. government customers to receive their annual funding could impair our ability to sell to these customers or to sell our U.S. government receivables to third-party leasing companies. In addition, the ability to collect payments on unsold receivables could be impaired and may result in a write-down of our unsold receivables to U.S. government customers. As of December 31, 2008, the balance of our unsold leases to U.S. government customers was $17.4 million.

We depend on a limited number of suppliers for our medication and supply dispensing systems and our business may suffer if we were required to change suppliers to obtain an adequate supply of components and equipment on a timely basis.

Although we generally use parts and components for our products with a high degree of modularity, certain components are presently available only from a single source or limited sources. We have generally been able to obtain adequate supplies of all components in a timely manner from existing sources, or where necessary, from alternative sources of supply. In 2007 and 2008, we engaged multiple single source third-party manufacturers to build several of our sub-assemblies. The risk associated with changing to alternative vendors, if necessary, for any of the numerous components used to manufacture our products could limit our ability to manufacture our products and harm our business. Our reliance on a few single source partners to build our hardware sub-assemblies, a reduction or interruption in supply from our partners or suppliers, or a significant increase in the price of one or more components could have an adverse impact on our business, operating results and financial condition. In addition, this impact could damage customer relationships and any failure of a contractor to perform adequately could harm our business.

If we fail to manage our inventory properly, our revenue, gross margin and profitability could suffer.

Managing our inventory of components and finished products is a complex task. A number of factors, including, but not limited to, the need to maintain a significant inventory of certain components that are in short supply or that must be purchased in bulk to obtain favorable pricing, the general unpredictability of demand for specific products and customer requests for quick delivery schedules, may result in us maintaining large amounts of inventory. Other factors, including changes in market demand, customer requirements and technology, may cause inventory to become obsolete. Any excess or obsolete inventory could result in inventory write-downs, which in turn could harm our business and results of operations.

If we are unable to successfully interface our automation solutions with the existing information systems of our customers, they may choose not to use our products and services.

For healthcare facilities to fully benefit from our automation solutions, our systems must interface with their existing information systems. This may require substantial cooperation, incremental investment and coordination on the part of our customers. There is little uniformity in the systems currently used by our customers, which complicates the interfacing process. If these systems are not successfully interfaced, our customers could choose not to use or to reduce their use of our automation solutions, which would harm our business.

Our failure to protect our intellectual property rights could negatively affect our ability to compete.

Our success depends in part on our ability to obtain patent protection for technology and processes and our ability to preserve our trademarks, copyrights and trade secrets. We have pursued patent protection in the United States and foreign jurisdictions for technology that we believe to be proprietary and for technology that offers us a potential competitive advantage for our products. We intend to continue to pursue such protection in the future. Our issued patents relate to various features of our medication and supply dispensing systems. We cannot assure you that we will file any patent applications in the future, that any of our patent applications will result in issued patents or that, if issued, such patents will provide significant protection for our technology and processes. Furthermore, we cannot assure you that others will not develop technologies that are similar or superior to our technology or that others will not design around the patents we own. All of our system software is copyrighted and subject to the protection of applicable copyright laws. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.

Intellectual property claims against us could harm our competitive position, results of operations and financial condition.

We expect that developers of medication and supply dispensing systems will be increasingly subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products in different industry segments overlaps. In the future, third parties may claim that we have infringed upon their intellectual property rights with respect to current or future products. In addition, in connection with our 2007 acquisition of Rioux Vision, Inc., we have taken on the defense of a lawsuit filed against Rioux Vision that claims that certain mobile carts designed and sold by Rioux Vision infringe a patent owned by Flo Healthcare Solutions, LLC. In connection with those proceedings, in December of 2008, Flo Healthcare Solutions, LLC filed a lawsuit against Omnicell alleging infringement of the same patent by the same carts from Rioux Vision that Omnicell markets. We do not carry special insurance that covers intellectual property infringement claims; however, such claims may be covered under our traditional insurance policies. These policies contain terms, conditions and exclusions that make recovery for intellectual infringement claims difficult to guarantee. Any infringement claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all, which could harm our competitive position, results of operations and financial condition.

Our software products are complex and may contain defects, which could harm our reputation, results of operations and financial condition.

We market products that contain software and software only products. Although we perform extensive testing prior to releasing software products, these products may contain undetected errors or bugs when first released. These may not be discovered until the product has been used by customers in different application environments. Failure to discover product deficiencies or bugs could delay product introductions, require design modifications to previously shipped products, cause unfavorable publicity or negatively impact system shipments, any of which could harm our business, financial condition and results of operations.

Product liability claims against us could harm our competitive position, results of operations and financial condition.

Our products provide medication management and supply chain solutions for the healthcare industry. Despite the presence of healthcare professionals as intermediaries between our products and patients, if our products fail to provide accurate and timely information or operate as designed, customers, patients or their family members could assert claims against us for product liability. Moreover, failure of health care facility employees to use our products for their intended purposes could result in product liability claims against us. Litigation with respect to liability claims, regardless of any outcome, could result in substantial cost to us, divert management's attention from operations and decrease market acceptance of our products. We possess a variety of insurance policies that include coverage for general commercial liability, technology errors and omissions liability. However, these policies may not be adequate against product liability claims. A successful claim brought against us, or any claim or product recall that results in negative publicity about us, could harm our competitive position, results of operations and financial condition. Also, in the event that any of our products are defective, we may be required to recall or redesign those products.

If our new product solutions do not achieve market acceptance, our sales and operating results will be affected.

We regularly introduce new products. Our ability to achieve our business goals is dependent in part on customer acceptance of these new products. We cannot assure you that we will be successful in marketing these products, that these products will compete effectively with similar products sold by our competitors or that the level of market acceptance of such products will be sufficient to generate expected revenues and synergies with our other products.

Deployment of these new products often requires interoperability with other Omnicell products as well as with healthcare facilities' existing information management systems. If these products fail to satisfy these demanding technological objectives, our customers may be dissatisfied and we may be unable to generate future sales. Failure to establish a significant base of customer references will significantly reduce our ability to sell these products to additional customers.

We are dependent on technologies provided by third-party vendors.

Some of our products incorporate technologies owned by third parties that are licensed to us for use, modification, and distribution. If we lose access to third-party technologies, or we lose the ongoing rights to modify and distribute these technologies with our products we will either have to devote resources to independently develop, maintain and support the technologies ourselves or transition to another vendor. Any independent development, maintenance or support of these technologies by us or the transition to alternative technologies could be costly, time consuming and could delay our product releases and upgrade schedules. These factors could negatively and materially affect our ability to market, sell or distribute our products and in turn our business and prospects.

Our international operations may subject us to additional risks that can adversely affect our operating results.

We currently have operations outside of the United States, consisting primarily of software development and customer support through our India subsidiary. Our international operations subject us to a variety of risks, including:

- the difficulty of managing an organization operating in various countries;
- growing political sentiment against international outsourcing of support services and development;
- reduced protection for intellectual property rights in some countries;
- changes in foreign regulatory requirements;
- the requirement to comply with a variety of international laws and regulations, including local labor ordinances and changes in tariff rates;
- fluctuations in currency exchange rates and difficulties in transferring funds from certain countries; and
- political unrest, terrorism and the potential for other hostilities in areas in which we have facilities.

Our success depends, in part, on our ability to anticipate and address these risks. We cannot assure you that these or other factors will not adversely affect our business or operating results.

Government regulation of the healthcare industry could reduce demand for our products, or substantially increase the cost to produce our products.

While the manufacture and sale of our current products are not regulated by the United States Food and Drug Administration, or FDA, or the Drug Enforcement Administration, or DEA, these products, or our future products, if any, may be regulated in the future by these or other federal agencies due to future legislative and regulatory initiatives or reforms. Direct regulation of our business and products by FDA, DEA or other federal agencies could substantially increase the cost to produce our products and increase the time required to bring those products to market, reduce the demand for our products and reduce our revenues. In addition, healthcare providers and facilities that use our equipment and dispense controlled substances are subject to regulation by DEA. The failure of these providers and facilities to comply with DEA requirements, including the Controlled Substances Act and its implementing regulations, could reduce demand for our products and harm our competitive position, results of operations and financial condition. Pharmacies are regulated by individual state boards of pharmacy that issue rules for pharmacy licensure in their respective jurisdictions. State boards of pharmacy do not license or approve our medication and supply dispensing systems; however, pharmacies using our equipment are subject to state board approval. The failure of such pharmacies to meet differing requirements from a significant number of state boards of pharmacy could decrease demand for our products and harm our competitive position, results of operations and financial condition. Similarly, hospitals must be accredited by the Joint Commission in order to be eligible for Medicaid and Medicare funds. The Joint Commission does not approve or accredit medication and supply dispensing systems; however, disapproval of our customers' medication and supply dispensing management methods and their failure to meet Joint Commission requirements could decrease demand for our products and harm our competitive position, results of operations and financial condition.

While we have implemented a Privacy and Use of Information Policy and adhere to established privacy principles, use of customer information guidelines and related federal and state statutes, we cannot assure you that we will be in compliance with all federal and state healthcare information privacy and security laws that we are directly or indirectly subject to, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Among other things, this legislation required the Secretary of Health and Human Services, or HHS, to adopt national standards governing the conduct of certain electronic health information transactions and protecting the privacy and security of personally identifiable health information maintained or transmitted by "covered entities," which include pharmacies and other healthcare providers with which we do business. The standards adopted to date include, among others, the "Standards for Privacy of Individually Identifiable Health Information," which restrict the use and disclosure of personally identifiable health information by covered entities, and the "Security Standards," which require covered entities to implement administrative, physical and technical safeguards to protect the integrity and security of certain electronic health information. While we are not directly regulated as a covered entity under HIPAA, we are a "business associate" to many of our customers that are covered entities. Many of these customers have required that we enter into written agreements governing the way we handle and safeguard any patient information we may encounter in providing our products and services and may impose liability on us for failure to meet our contractual obligations. A number of states have also enacted privacy and security statutes and regulations that, in some cases, are more stringent than HIPAA and may apply directly to us. If our past or present operations are found to violate any of these laws, we may be subject to fines, penalties and other sanctions. In addition, we cannot predict the potential impact of future HIPAA standards and other federal and state privacy and security laws that may be enacted at any time on our customers or on Omnicell. These laws could restrict the ability of our customers to obtain, use or disseminate patient information, which could reduce the demand for our products or force us to redesign our products in order to meet regulatory requirements.

We may need additional financing in the future to meet our capital needs and such financing may not be available on favorable terms, if at all, and may be dilutive to existing stockholders.

We intend to continue to expend substantial funds for research and development activities, product development, expansion of sales and marketing activities and the potential acquisition and integration of complementary products and businesses. As a consequence, in the future we may need to seek additional financing to meet our working capital needs and to finance capital expenditures, as well as to fund operations or potential acquisitions. We may be unable to obtain any desired additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products, respond to competitive pressures or take advantage of acquisition opportunities, any of which could negatively affect our business. If we raise additional funds through the issuance of equity securities, our stockholders will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations.

Our headquarters and principal facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other natural disaster or any other catastrophic event could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

Our headquarters and principal facilities are located near known earthquake fault zones and are vulnerable to significant damage from earthquakes. We are also vulnerable to damage from other types of disasters, including fires, floods, power loss, communications failures and similar events, including the effects of war or acts of terrorism. The occurrence of an earthquake, other natural disaster or any other catastrophic event could cause damage to our facilities and equipment, which could require us to cease or suspend operations at our facilities partially or completely impairing our ability to operate our business. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

Anti-takeover provisions in our charter documents, our stockholders' rights plan and under Delaware law may make an acquisition of us, which may be beneficial to our stockholders, more difficult.

We are incorporated in Delaware. Certain anti-takeover provisions of Delaware law and our charter documents as currently in effect may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. Our anti-takeover provisions include provisions in our certificate of incorporation providing that stockholders' meetings may only be called by the board of directors and provisions in our bylaws providing that the stockholders may not take action by written consent and requiring that stockholders that desire to nominate any person for election to the board of directors or to make any proposal with respect to business to be conducted at a meeting of our stockholders be submitted in appropriate form to our Secretary within a specified period of time in advance of any such meeting. Delaware law also prohibits corporations from engaging in a business combination with any holders of 15% or more of their capital stock until the holder has held the stock for three years unless, among other possibilities, the board of directors approves the transaction. Our board of directors may use these provisions to prevent changes in the management and control of our company. Also, under applicable Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

In February 2003, our board of directors adopted a stockholder rights plan that may have the effect of discouraging, delaying or preventing a change in control of our company that is beneficial to our stockholders. Pursuant to the terms of the plan, when a person or group, except under certain circumstances, acquires 15% or more of our outstanding common stock (other than two current stockholders and their affiliated entities, which will not trigger the rights plan unless they acquire beneficial ownership of 17.5% and 22.5% or more, respectively, of our outstanding common stock) or ten business days after commencement or announcement of a tender or exchange offer for 15% or more of our outstanding common stock, the rights (except those rights held by the person or group who has acquired or announced an offer to acquire 15% or more of our outstanding common stock) would generally become exercisable for shares of our common stock at a discount. Because the potential acquiror's rights would not become exercisable for our shares of common stock at a discount, the potential acquiror would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, a change in control of our company that our stockholders may consider in their best interests may not occur.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our headquarters is located in leased facilities in Mountain View, California, and we believe that these facilities are sufficient for our current operational needs and that suitable additional space will be available on commercially reasonable terms to accommodate expansion of our operations, if necessary. In addition, we maintain leased office space in California, Illinois, Tennessee, Texas and India and we believe these facilities are adequate for our current operational requirements. The following is a list of our facilities and their primary functions.

Site	Major Activity
Mountain View, California	Administration, marketing, research and development and manufacturing
Waukegan, Illinois	Marketing, development, technical support and training facility
Bangalore, India	Research and development
The Woodlands, Texas	Research and development and sales and marketing
Lebanon, Tennessee	Training, Sales and product development
Livermore, California	Repair, distribution and manufacturing

For additional information regarding our obligations pursuant to operating leases, see Note 12, "Commitments and Contingencies" to the Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

ITEM 3. LEGAL PROCEEDINGS

On February 20, 2007, we were served with the third amended petition in a lawsuit entitled Alcala, et al. v. Cardinal Health, Inc., et al., case number 2006 09-4487-G, which named Omnicell as a defendant. This lawsuit was filed in the District Court of Cameron County, Texas. On January 22, 2009, the plaintiffs filed a notice of non-suit with the court dismissing all claims and causes of actions against Omnicell. Omnicell made no payments or admissions in connection with such dismissal.

On December 19, 2007, we were served with an amended petition naming Omnicell, Inc. as an identified "Doe" defendant in a lawsuit entitled Tak Takahama; by and through her Guardian Ad Litem Donna Takahama v. Torrance Memorial Medical Center; and Does 1 through 20 Inclusive, case number YC 055726. This lawsuit was filed in the Superior Court for the State of California for the County of Los Angeles. On December 12, 2008 the Court issued a dismissal order pursuant to a settlement agreement reached between the plaintiff and defendants whereby the plaintiff agreed to dismiss the case with prejudice. Omnicell made no payments or admissions in connection with such dismissal.

On December 11, 2007, we acquired Rioux Vision, Inc., which had an existing lawsuit in progress at the time of that acquisition. Omnicell is now defending that lawsuit, as Rioux Vision is a wholly-owned subsidiary of Omnicell. On October 26, 2006, Rioux Vision was served with a complaint in a lawsuit entitled Flo Healthcare Solutions, LLC v. Rioux Vision, Inc., Case Number 1:06-cv-02600, in the United States District Court for the Northern District of Georgia, alleging claims of patent infringement regarding certain features of the mobile carts sold by Rioux Vision. On December 11, 2008, we were served with a complaint in a lawsuit entitled Flo Healthcare Solutions, LLC v. Omnicell, Inc., Case Number 1:06-cv-02600, in the same Court alleging similar claims of patent infringement regarding Omnicell's sale of the mobile carts acquired in the Rioux acquisition. We intend to vigorously defend against these claims in both lawsuits.

On September 30, 2008, pursuant to the terms of that certain Stock Purchase Agreement by and among Omnicell, Inc., Rioux Vision, Inc., and Shawn Rioux, dated November 29, 2007, we initiated a formal claim for arbitration against Mr. Rioux with respect to Omnicell's claims for indemnification relating to a breach of certain representations and warranties under the Agreement, as well as with respect to an adjustment of the final working capital of Rioux. The parties are currently engaged in the arbitration process.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our security holders during the quarter ended December 31, 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Our Common Stock

Our common stock is traded on the NASDAQ Global Market under the symbol "OMCL." The following table sets forth for the periods indicated the high and low sales prices per share of our common stock.

Fiscal Year Ended December 31, 2008	High	Low
Fourth Quarter	$13.26	$ 7.77
Third Quarter	$18.00	$11.46
Second Quarter	$21.26	$10.83
First Quarter	$30.30	$15.87

Fiscal Year Ended December 31, 2007	High	Low
Fourth Quarter	$31.12	$23.40
Third Quarter	$29.13	$20.35
Second Quarter	$24.96	$18.97
First Quarter	$21.97	$16.20

As of February 9, 2009, we had approximately 31,344,277 shares of common stock outstanding held by approximately 194 stockholders of record.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Performance Graph

The following graph compares total stockholder returns for Omnicell's common stock for the past five years to two indices: the NASDAQ Composite Index and the Standard & Poor's (S&P) Composite 1500 Health Care Sector Index (as calculated using a market cap weighting methodology). The total return for Omnicell's common stock and for each index assumes the reinvestment of all dividends, although cash dividends have never been declared on Omnicell's common stock, and is based on the returns of the component companies weighted according to their capitalizations as of the end of each annual period. The NASDAQ Composite Index tracks the aggregate price performance of equity securities traded on the NASDAQ Stock Market. The S&P Composite 1500 Health Care Sector Index tracks the aggregate price performance of health care equity securities. Omnicell's common stock is traded on the NASDAQ Global Market and is a component of both he NASDAQ Composite Index and the S&P Composite 1500 Health Care Sector Index. The stock price performance shown on the graph is not necessarily indicative of future price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Omnicell, Inc., The NASDAQ Composite Index
and The S&P Composite 1500 Health Care Sector Index(1)


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
12/04
12/05
12/06
12/07
12/08
Omnicell, Inc.
NASDAQ Composite
S&P Composite 1500 Health Care Sector

---

* $100 invested on 12/31/03 in the NASDAQ Composite, S&P Composite 1500 Health Care Sector Index and in Omnicell, Inc. including reinvestment of dividends.

(1) This section is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of Omnicell, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

ITEM 6. SELECTED FINANCIAL DATA

OMNICELL, INC.
SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(in thousands, except per share amounts)				
Total revenues	$251,865	$213,081	$154,710	$121,518	$123,939
Income (loss) from operations(1)	$ 17,340	$ 18,224	$ 9,256	$ (2,705)	$ 10,547
Net income (loss)	$ 12,724	$ 43,295	$ 10,365	$ (2,074)	$ 10,602
Net income (loss) per share:					
Basic	$ 0.40	$ 1.35	$ 0.38	$ (0.08)	$ 0.43
Diluted	$ 0.38	$ 1.28	$ 0.36	$ (0.08)	$ 0.38
Shares used in per shares calculations:					
Basic	32,076	32,080	27,345	25,906	24,849
Diluted	33,108	33,820	28,902	25,906	27,720
Cash dividends declared per share	$ —	$ —	$ —	$ —	$ —

	At December 31,				
	2008	2007	2006	2005	2004
	(in thousands)				
Total assets	$308,542	$328,423	$154,630	$100,428	$ 99,491
Long-term obligations, net of current portion	$ 17,630	$ 15,963	$ 11,078	$ 11,409	$ 3,741
Total stockholders' equity	$233,557	$254,639	$ 89,996	$ 55,238	$ 53,697

The amounts shown include the results of the following acquisitions: Rioux Vision, Inc. from December 11, 2007.

(1) Income (loss) from operations includes the following items:

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(in thousands)				
Share-based compensation expense	$11,165	$11,162	$8,129	$—	$70

The amounts shown include the results of adopting SFAS No. 123(R) as of January 1, 2006.

You should read the selected consolidated financial data above in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited financial statements, notes thereto and other financial information included elsewhere in this Annual Report on Form 10-K. The statements of operations data for the years ended December 31, 2008, 2007, and 2006 and the consolidated balance sheet data at December 31, 2008 and 2007 are derived from our audited financial statements included elsewhere in this Annual Report on Form 10-K. The statement of operations data for the years ended December 31, 2005 and 2004, and the consolidated balance sheet data at December 31, 2006, 2005 and 2004 are derived from our audited financial statements that are not included in this Annual Report on Form 10-K. Historical results are not necessarily indicative of the results to be expected in the future.

OMNICELL, INC.
SUPPLEMENTARY FINANCIAL DATA

	Quarters Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(In thousands, except per share data) (Unaudited)			
2008				
Total revenues	$62,090	$63,374	$64,345	$62,055
Gross profit	$32,344	$32,360	$32,763	$31,166
Income from operations	$ 4,861	$ 4,504	$ 4,216	$ 3,758
Net income	$ 3,733	$ 2,753	$ 2,914	$ 3,323
Net income per share:				
Basic(1)	$ 0.11	$ 0.09	$ 0.09	$ 0.11
Diluted(1)	$ 0.10	$ 0.08	$ 0.09	$ 0.10

	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(In thousands, except per share data) (Unaudited)			
2007				
Total revenues	$48,161	$51,822	$55,152	$57,946
Gross profit	$25,242	$27,349	$29,813	$30,905
Income from operations	$ 3,494	$ 4,181	$ 5,233	$ 5,316
Net income	$ 3,965	$18,093	$ 6,940	$14,297
Net income per share:				
Basic(1)	$ 0.14	$ 0.58	$ 0.20	$ 0.41
Diluted(1)	$ 0.13	$ 0.55	$ 0.19	$ 0.39

(1) Quarterly earnings per share figures may not total to yearly earnings per share, due to rounding and fluctuations in the number of options included or omitted from diluted calculations based on the stock price or option exercise prices.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Unless otherwise stated, references in this report to particular years or quarters refer to our fiscal year and the associated quarters of those fiscal years.

Overview

We were incorporated in California in 1992 under the name Omnicell Technologies, Inc. and reincorporated in Delaware in 2001 as Omnicell, Inc. Our healthcare automation solutions are designed to enable healthcare facilities to acquire, manage, dispense and administer medications and medical-surgical supplies, and are intended to enhance patient safety, reduce medication errors, improve workflow and increase operational efficiency. When used in combination, our products and services provide healthcare facilities with a comprehensive solution designed to enhance patient safety and improve operational efficiency.

We sell our medication dispensing and supply automation systems primarily in the United States. Substantially all of our revenue is generated in the United States. Our sales force is organized by geographic region in the United States and Canada. We also sell through distributors in Asia, Australia, Europe and South America. We have not sold and have no future plans to sell our products either directly or indirectly to customers located in countries that are identified as state sponsors of terrorism by the U.S. Department of State, or those subject to economic sanctions and export controls. In 2008, we manufactured the majority of our systems in our California facility and refurbishment and spare parts activities were conducted in our Illinois facility. We continued manufacturing sub-assemblies at a few single-source off-shore manufacturing suppliers to provide increased manufacturing capacity. In 2005, we established a subsidiary in India, Omnicell Corporation (India) Private Limited. This subsidiary is focused on software product development and customer support. A substantial number of our U.S employees involved in sales, customer support and installation work remotely.

In general, we recognize revenue when our systems are installed. Installation generally takes place two weeks to nine months after our systems are ordered for all of our products except Mobile Carts. Installation of Mobile Carts takes place one to three months after the order is received. The installation process at our customers' sites includes internal procedures associated with large capital expenditures and time associated with adopting new technologies. Given the length of time necessary for our customers to plan for and complete the installation of our systems, our focus is on shipping products based on the installation dates requested by our customers and working at the customer's pace. The amount of revenue recognized in future periods may depend on, among other things, the terms and timing of lease contract renewals, additional product sales and the size of such transactions. We believe that future revenue will be affected by the competitiveness of our products and services.

Our business grew from $213.1 million of revenue in 2007 to $251.9 million of revenue in 2008. We believe that three factors were primarily responsible for this growth:

- We have continued to differentiate ourselves through a strategy intended to create the best customer experience in healthcare;
- We have delivered industry-leading products with differentiated product features that are designed to appeal to nurses and pharmacists; and

- The market environment of increased patient safety awareness and increased regulatory control has driven our solutions to be a high priority in the capital budgets of healthcare facilities.

Our product backlog consisting of orders accepted but not yet installed, decreased from $137.0 million at December 31, 2007 to $109.6 million at December 31, 2008, because our customers experienced a more challenging financial environment caused by general macroeconomic conditions, which have contributed to decreasing investment returns, decreasing charitable donations and increasing costs of financing. We believe the macroeconomic environment that caused our customers to postpone their acquisition decisions will continue well into 2009 and we are likely to continue to experience delays in closing contracts.

While we do not see our competitive position changing, we do not see fewer non-automated hospitals, or competitive swap out opportunities in our pipeline of potential orders to 2009. Due to the slow down in bookings, we expect revenue to decrease for 2009. We expect to operate through 2009 with backlog within our objective of 6 to 9 months of revenue. We believe that our key business strategies are a significant component to our success in achieving market acceptance of our products and services. These key strategies include:

- Delivering solutions that are designed to provide our customers with the best experience in the healthcare industry by:
  - Proactively anticipating and meeting customer needs;
  - Listening carefully to our customers prospective issues; and
  - Meeting and exceeding our customers' installation and support needs.
- Sustaining technological leadership in the development of our products by:
  - Consistently innovating in our product and service offerings; and
  - Maintaining our flexibility in customer product design and in the installation process.

In order to implement these strategies during 2008, we:

- Increased our field support to foster better customer service;
- Continued to announce new product offerings such as the latest version of our software which provides significant enhancements to our operating room system for anesthesiologists;
- Continued our strategy to manufacture sub-assemblies at manufacturing supplier locations, providing us the potential for increased manufacturing capacity, increased flexibility and reduced demands on working capital; and
- Maintained the staffing at our subsidiary in India to take advantage of the large local talent pool, to improve our cost structure and to provide more resources to our customers.

In 2008, we generated negative overall cash flow of $49.4 million, mainly due to $65.1 million in stock repurchases. However, net cash provided by operations continued to be positive for the third consecutive year at $19.5 million for the year ended December 31, 2008 and our cash and cash equivalents balance as of December 31, 2008 was $120.4 million. We expect cash provided by operations to remain positive in 2009. In 2007, net cash provided by operations was $37.2 million and we had cash and cash equivalents balance as of December 31, 2007 of $169.8 million.

During 2008, we grew our headcount to keep pace with increased sales and installations and related operational demands which was offset by a reduction of headcount by closing our Elgin, South Carolina facility in an effort to consolidate our mobile cart manufacturing in California. Our full-time employee headcount grew 4.7% to 844 at December 31, 2008 from 806 at December 31, 2007.

However, we subsequently reduced our full-time employee headcount to 744 as announced on January 29, 2009 and do not anticipate headcount growth during 2009.

In 2006, we adopted Statement of Financial Accounting Standard No. 123(R) (revised 2004) "Share-Based Payment" or SFAS No. 123(R), to record compensation costs of share-based awards. Total share-based compensation expense for the year ended December 31, 2008 was $11.2 million. The impact on net income per share for the year ended December 31, 2008 was $0.35 per share-basic and $0.34 per share-diluted. We anticipate that the growth rate of our cost of product revenue and expenses from share-based compensation, may, at times, exceed the future growth rate of our revenues.

Our gross profit improved 13.5% for the year ended December 31, 2008 as compared to the year ended December 31, 2007 due to higher revenue during 2008. However, gross margin decreased by 2.1 percentage points to 51.1% for 2008, primarily due to product mix changes. We believe that our gross margins could decline further in 2009 as a result of market price reductions, additional costs to expand our business and expenses from share-based compensation expenses. This decrease could be offset by improved efficiency in our field operations and lowered component and subassembly costs from ongoing supplier management programs.

Profitability of our business declined during 2008. Higher gross profit from increased sales was more than offset by increased investments in the customer-facing portions of our business, in research and development and in infrastructure and from a reduction in interest income from cash balances. Most significantly, our results in 2007 benefited from a reduction in our tax valuation allowance on deferred tax assets, while in 2008, we no longer had the benefit of net operating loss carry forwards realized in prior years.

We operate in one business segment, the design, manufacturing, selling and servicing of medication and supply dispensing systems. Our management team evaluates our profit performance based on company-wide, consolidated results.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We regularly review our estimates and assumptions, which are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of certain assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions. We believe that the following critical accounting policies are affected by significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition. Our products are integrated with software that is essential to the functionality of our equipment. Additionally, we provide unspecified upgrades and enhancements related to our integrated software through our maintenance contracts for most of our products. Accordingly, we account for revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations. For arrangements with multiple elements, we allocate revenue to each element using the residual method based on vendor specific objective evidence, or VSOE, of the undelivered elements. VSOE of fair value of the undelivered elements is based on the price charged when the element is sold separately.

Post-installation technical support, such as phone support, on-site service, parts and access to software upgrades, when and if available, is provided by us under separate support services terms. We recognize revenue for support services ratably over the related support services contract period.

We recognize revenue when the earnings process is complete, based upon our evaluation of whether the following four criteria have been met:

- **Persuasive evidence of an arrangement.** We use signed customer contracts and signed customer purchase orders as evidence of an arrangement for leases and sales. For service engagements, we use a signed services agreement and a statement of work to evidence an arrangement.
- **Product delivery.** Software and hardware delivery is deemed to occur upon successful installation and receipt of a signed and dated customer confirmation of installation letter providing evidence that we have delivered what the customer ordered. Product delivery is deemed to have occurred upon receipt of a signed and dated customer confirmation letter in instances of a customer self-installed installation.
- **Fee is fixed or determinable.** We assess whether a fee is fixed or determinable at the outset of the arrangement based on the payment terms associated with the transaction. We have established a history of collecting under the original contract without providing concessions on payments, products or services.
- **Collection is probable.** We assess the probability of collecting from each customer at the outset of the arrangement based on a number of factors, including the customer's payment history and its current creditworthiness. If, in our judgment, collection of a fee is not probable, we defer the revenue until the uncertainty is removed, which generally means revenue is recognized upon our receipt of cash payment. Our historical experience has been that collection from our customers is generally probable.

In general, for sales not requiring our installation or modification, we recognize sales on delivery of products to our customers. We recognize sales on shipment to distributors since we do not allow for rights of return. We separately sell training and professional services which are not part of multiple element arrangements and not integral to the performance of our systems. We recognize revenue on training and professional services as they are performed. VSOE of training and of professional services is based on the price paid when sold separately.

A portion of our sales is made through multi-year lease agreements. We generally sell our non-U.S. government leases to third-party leasing finance companies on a non-recourse basis and recognize revenue on these leases at the net present value of the lease payment stream. We exclude from revenue amounts paid to us for a new sale that relates to the termination of an existing lease. Generally, we have no obligation to the leasing company once the lease is sold. Some of our lease sales, mostly those relating to U.S. government hospitals, are retained in-house as sales-type leases which we account for in accordance with Statement of Financial Accounting Standard, or SFAS No. 13, "Accounting for Leases." We recognize revenue on sales-type leases at completion of our installation obligation, if any, and at the beginning of the non-cancelable payment terms. The revenue recognized is calculated at the net present value of the future payment stream. Interest income in sales-type leases is recognized in product revenue using the interest method.

Provision for reserves. We continually monitor and evaluate the collectability of our trade receivables and our net investment in sales-type leases based on a combination of factors. We record specific allowances for doubtful accounts when we become aware of a specific customer's inability to meet its financial obligation to us such as in the case of bankruptcy filings or deterioration of financial position. Estimates are used in determining our allowances for all other customers based on factors such as current trends, the length of time the receivables are past due and historical collection experience.

Valuation and impairment of goodwill, other intangible assets and other long lived assets. We account for goodwill and other intangible assets in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. We perform our goodwill impairment tests during the fourth quarter of each year and between annual tests in certain circumstances.

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. We review long-lived assets and certain purchased intangibles, for impairment whenever events or changes in circumstances indicate that we will not be able to recover the asset's carrying amount in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Recoverability of an asset is measured by comparing its carrying amount to the expected future undiscounted cash flows expected to result from the use and eventual disposition of that asset, excluding future interest costs that would be recognized as an expense when incurred. Any impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Significant management judgment is required in:

- identifying a triggering event that arises from a change in circumstances;
- forecasting future operating results; and
- estimating the proceeds from the disposition of long-lived or intangible assets.

In future periods, material impairment charges could be necessary should different conditions prevail or different judgments be made.

Inventory. Inventories are stated at the lower of cost (utilizing standard costs, which approximate the first-in, first-out method) or market. We routinely assess our on-hand inventory for timely identification and measurement of obsolete, slow-moving or otherwise impaired inventory. We write-down inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than we projected, additional inventory write-downs may be required.

Valuation of share-based awards. In 2006, we adopted SFAS No. 123(R), and selected a "modified prospective" transition method using the Black-Scholes-Merton option-price method for determining and for recording the fair value of share-based awards compensation costs. We estimate the fair value of our employee stock awards at the date of grant using certain subjective assumptions, such as expected volatility which is based on a combination of historical and market-based implied volatility, and the expected term of the awards, which is based on our historical experience of employee stock option exercises including forfeitures. The valuation assumptions we use in estimating the fair value of employee share-based awards may change in future periods. We recognize the fair value of awards over the vesting period or the requisite service period. In addition, we calculate our pool of excess tax benefits available within additional paid-in capital in accordance with the provisions SFAS No. 123(R).

Accounting for taxes on income. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded against net deferred tax assets when we believe it is more likely than not that some of the deferred tax assets will not be realized. Management performs assessments regarding the realization of deferred tax assets considering all available evidence, both positive and negative. These assessments require that management make significant judgments and evaluations of uncertainties in the interpretation of complex tax regulations. Actual results could differ from our estimates.

We also recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority according to FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN 48. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted FIN 48 effective January 1, 2007.

Recently Issued and Adopted Accounting Standards

In December 2007, FASB issued SFAS No. 141(R), "Business Combinations," or SFAS No. 141(R), which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The adoption of SFAS No. 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

Effective January 1, 2008, we adopted SFAS No. 157 "Fair Value Measurements," or SFAS No.157, which the FASB issued in September 2006. SFAS No. 157 defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. In February 2008, FASB issued FSP, 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FSP 157-2, "Effective Date of FASB Statement No. 157." FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. Effective January 1, 2008, we adopted SFAS No. 157 for financial assets and liabilities recognized at fair value on a recurring basis. The adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on our consolidated statements of financial position, results of operations or cash flows.

SFAS No. 157 describes three levels of inputs that may be used to measure fair value, as follows:

Level 1 inputs, which include quoted prices in active markets for identical assets or liabilities;

Level 2 inputs, which include observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and

Level 3 inputs, which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

Effective January 1, 2008, we adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115," or SFAS No. 159, which the FASB issued in February 2007. SFAS No. 159 expands the use of fair value accounting but does not affect existing standards, which require assets or liabilities to be carried at fair value. Under SFAS No. 159, an entity may elect to use fair value to measure certain eligible items. The fair value option may be elected generally on an instrument-by-instrument basis as long as it is applied to the instrument in its entirety, even if an entity has similar instruments that it elects not to measure based on fair value. Upon adoption, we did not elect to adopt the fair value option on any of our eligible items under SFAS No. 159.

Results of Operations

	For the Years Ended December 31,					
	2008	% of Revenue	2007	% of Revenue	2006	% of Revenue
	(in thousands, except percentages)					
Revenues:						
Product revenues	$210,648	83.6%	$178,006	83.5%	$123,196	79.6%
Service and other revenues	41,217	16.4%	35,075	16.5%	31,514	20.4%
Total revenues	251,865	100.0%	213,081	100.0%	154,710	100.0%
Cost of revenues:						
Cost of product revenues	97,461	38.7%	80,500	37.8%	56,338	36.4%
Cost of service and other revenues	25,770	10.2%	19,272	9.0%	12,851	8.3%
Total cost of revenues	123,231	48.9%	99,772	46.8%	69,189	44.7%
Gross profit	128,634	51.1%	113,309	53.2%	85,521	55.3%
Operating expenses:						
Research and development	18,196	7.2%	15,050	7.0%	11,222	7.3%
Selling, general and administrative	93,098	37.0%	80,035	37.6%	65,043	42.0%
Total operating expenses	111,294	44.2%	95,085	44.6%	76,265	49.3%
Income from operations	17,340	6.9%	18,224	8.6%	9,256	6.0%
Interest income	3,420	1.4%	6,111	2.8%	1,839	1.2%
Other (expense) income	(38)	0%	(58)	0%	74	0%
Income before (benefit from) provision for income taxes	20,722	8.3%	24,277	11.4%	11,169	7.2%
Provision for (benefit from) income taxes	7,998	3.2%	(19,018)	(8.9)%	804	0.5%
Net income	$ 12,724	5.1%	$ 43,295	20.3%	$ 10,365	6.7%

Product Revenues, Cost of Product Revenues and Gross Profit

The table below shows our product revenues, cost of product revenues and gross profit for the years ended December 31, 2008, 2007, and 2006 and the percentage change between those years:

	For the Years Ended December 31,			Percentage Change	
	2008	2007	2006	2008 to 2007	2007 to 2006
	(in thousands)				
Product revenues	$210,648	$178,006	$123,196	18.3%	44.5%
Cost of product revenues	97,461	80,500	56,338	21.1%	42.9%
Gross profit	$113,187	$ 97,506	$ 66,858	16.1%	45.8%

2008 compared to 2007

Product revenues increased $32.6 million, or 18.3%, in 2008 as compared to 2007. The increase in product revenue was primarily due to increased installations due to increased unit volume sales of medication and supply automation systems and central pharmacy products from existing customer relationships and increased unit volume sales across our entire product line from new customer relationships. New product features, the overall hospital medication safety regulatory environment, and an increased interest in automation products in hospitals contributed to these increases.

Cost of product revenues increased by $17.0 million, or 21.1%, in 2008 as compared to 2007. The increase was primarily due to an $11.4 million increase in direct material cost and manufacturing costs associated with increasing volume unit sales and with changes in our product mix, including the addition of our new mobile carts product line, a $2.3 million increase in labor costs, and $3.2 million increase in support expenses.

Gross profit on product revenue increased by $15.7 million, or 16.1%, in 2008 as compared to 2007, primarily as a result of higher product revenues. Product margin decreased slightly due to the addition of our Mobile Carts product line and expansion of our Central Pharmacy product line, both of which have higher costs, as a percentage of revenue, limiting the overall margin growth.

We expect revenue to decrease for 2009 and we do not foresee any major fluctuations in our gross margin. As a result, we expect our gross profit to decrease in line with the decrease revenue in 2009.

2007 compared to 2006

Product revenues increased $54.8 million, or 44.5%, in 2007 as compared to 2006. The increase in product revenue was primarily due to increased installations resulting from increased unit volume sales of medication and supply automation systems from existing customer relationships and increased unit volume sales across our entire product line from new customer relationships. New product features, the overall hospital medication safety regulatory environment, and an increased interest in automation products in hospitals contributed to these increases.

Cost of product revenues increased by $24.2 million, or 42.9%, in 2007 as compared to 2006. The increase was primarily due to a $16.5 million increase in direct material cost and manufacturing costs associated with increasing volume unit sales and with changes in our product mix, a $5.6 million increase in labor costs, including a $0.3 million increase in share based compensation charge associated with SFAS No. 123(R) and $1.9 million increase in support expenses.

Gross profit on product revenue increased by $30.6 million, or 45.8%, in 2007 as compared to 2006, primarily as a result of higher product revenues and improving margins due to changes in product mix and improved efficiencies and interest income recognized in association with our net investment in sales-type leases.

Service and Other Revenues, Cost of Service and Other Revenues and Gross Profit

The table below shows our service and other revenues, cost of service and other revenues and gross profit for the years ended December 31, 2008, 2007 and 2006 and the percentage change between those years:

	For the Years Ended December 31,			Percentage Change	
	2008	2007	2006	2008 to 2007	2007 to 2006
	(in thousands)				
Service and other revenues	$41,217	$35,075	$31,514	17.5%	11.3%
Cost of service and other revenues	25,770	19,272	12,851	33.7%	50.0%
Gross profit	$15,447	$15,803	$18,663	(2.3)%	(15.3)%

2008 compared to 2007

Service and other revenues include revenues from service and maintenance contracts and rentals of automation systems. Service and other revenues increased by $6.1 million, or 17.5%, in 2008 as compared to 2007. The increases in service and other revenues was primarily due to the result of an expansion in our installed base of automation systems and a resulting increase in number of support service contracts.

Cost of service and other revenues increased by $6.5 million, or 33.7%, in 2008 as compared to 2007. The increase was primarily due to $3.1 million increase in labor costs in support of the expanded service base and to continue to increase customer satisfaction, including a $0.1 million stock compensation charge associated with SFAS No. 123(R), a $1.7 million increase in spare parts associated with increased volumes and a $1.8 million increase in support costs.

Gross profit on service and other revenues decreased by $0.4 million, or 2.3%, in 2008 as compared to 2007. Gross margin on service and other revenues declined by 7.6 percentage points to 37.5% as we were unable to increase service revenue proportionately to the higher service costs. This was due primarily to multiyear fixed service contracts with our customers.

We expect our service and other revenues and the associated gross profit, to increase for 2009 in line with the continued expansion of installed base of automation systems and support service contracts

2007 compared to 2006

Service and other revenues include revenues from service and maintenance contracts and rentals of automation systems. Service and other revenues increased by $3.6 million, or 11.3%, in 2007 as compared to 2006. The increases in service and other revenues was primarily due to the result of an expansion in our installed base of automation systems and a resulting increase in the number of support service contracts.

Cost of service and other revenues increased by $6.4 million, or 50.0%, in 2007 as compared to 2006. The increase was primarily due to $2.9 million increase in labor costs in support of our expanded service base and to maintain our service function. The increase also included a $0.1 million increase in share based compensation charge associated with SFAS No. 123(R), a $0.6 million increase in spare parts associated with increased volumes and a $2.8 million increase in support costs.

Gross profit on service and other revenues decreased by $2.9 million, or 15.3%, in 2007 as compared to 2006. Gross margin on service and other revenues declined by 14.2 percentage points to 45.1% as we were unable to increase service revenue proportionately to the higher service costs. This was due primarily to multiyear fixed service contracts with our customers.

Operating Expenses

The table below shows our operating expenses for the years ended December 31, 2008, 2007 and 2006 and the percentage change between those years:

	For the years ended December 31,			Percentage Change	
	2008	2007	2006	2008 to 2007	2007 to 2006
	(in thousands)				
Research and development	$ 18,196	$15,050	$11,222	20.9%	34.1%
Selling, general and administrative	93,098	80,035	65,043	16.3%	23.0%
Total operating expenses	$111,294	$95,085	$76,265	17.0%	24.7%

2008 compared to 2007

Research and Development. Research and development expenses increased by $3.1 million, or 20.9%, in 2008 as compared to 2007. Research and development expenses represented 7.2% and 7.1% of total revenues in 2008 and 2007, respectively.

The increase in research and development expenses was due primarily to a $2.9 million increase in labor expenses, including a $0.1 million increase in expenses related to share-based compensation charges associated with SFAS No. 123(R) and a $0.2 million increase in support costs. We expect to maintain our investment level in research and development as a percent of revenue due to planned additional spending to improve and enhance our existing technologies and in creation of new technologies in health care automation.

Selling, General and Administrative. Selling, general and administrative expenses increased by $13.1 million, or 16.3%, in 2008 as compared to 2007. Selling, general and administrative expenses represented 37.0% and 37.6% of total revenues in 2008 and 2007, respectively.

In 2008, the increase in selling, general and administrative expenses was primarily due to a $6.4 million increase in labor expenses, offset by a $0.2 million decrease in share-based compensation charges associated with SFAS No. 123(R), and a $6.6 million increase in support expenses, including a $2.8 million increase in facility expenses, $1.7 million increase in depreciation expenses, both reflecting our expansion to a new administrative building, $ 0.4 million one-time charge related to the lease termination of our facility in Elgin, South Carolina, as well as hardware related information technology infrastructure investments. There was also a $1.2 million increase in postage and freight expenses and a $0.6 million increase in travel expenses, both reflecting increase in fuel costs throughout 2008.

We expect total operating costs to decrease for 2009 mainly due to a reduction in the variable selling costs caused by general macroeconomic conditions. However, we expect these to be partially offset by continued increases to our investments in research and development

2007 compared to 2006

Research and Development. Research and development expenses increased by $3.8 million, or 34.1%, in 2007 as compared to 2006. Research and development expenses represented 7.0% and 7.3% of total revenues in 2007 and 2006, respectively.

The increase in research and development expenses was due primarily to a $3.6 million increase in labor expenses, including a $0.4 million increase in expenses related to share-based compensation charges associated with SFAS No. 123(R) and a $0.1 million increase in support costs.

Selling, General and Administrative. Selling, general and administrative expenses increased by $15.0 million, or 23.0%, in 2007 as compared to 2006. Selling, general and administrative expenses represented 37.6% and 42.0% of total revenues in 2007 and 2006, respectively.

In 2007, the increase in selling, general and administrative expenses was primarily due to a $13.0 million increase in labor expenses, including a $2.3 million increase in share based compensation charges associated with SFAS No. 123(R), a $1.9 million increase in support expenses, including a $1.4 million increase in fees paid by us pursuant to group purchasing organization contracts or GPO, which were directly attributable to the higher sales volume and a $0.2 million intangible asset impairment charge.

Interest Income, Other Income (Expense)

The table below shows our interest income, other income (expense) for the years ended December 31, 2008, 2007 and 2006 and the percentage change between those years:

	For the Years Ended December 31,			Percentage Change	
	2008	2007	2006	2008 to 2007	2007 to 2006
	(in thousands)				
Interest income	$3,420	$6,111	$1,839	(44.0)%	232.3%
Other (expense) income	(38)	(58)	74	(34.5)%	178.4%

The decrease in interest income for 2008 as compared to 2007 was primarily due to lower average cash and cash equivalents balances as a result of $65.1 million in stock repurchases completed in the first and second quarters of 2008 and the impact of lower interest rates in 2008 as compared to 2007. We expect interest income to decline further in 2009 as a result of lower interest rate yield on cash balances. In 2007, higher cash balances as a result of our secondary offering, combined with higher interest rates contributed to the increase over 2006.

Income taxes

	Years Ended December 31,		
	2008	2007	2006
	(in thousands)		
Provision for (benefit from) income taxes	$7,998	$(19,018)	$804

We recorded a provision for income taxes of approximately $8.0 million and an effective tax rate of 38.6% for the year ended December 31, 2008 compared to a benefit from income taxes of $19.0 million for the year ended December 31, 2007. The increase in the provision for income taxes is primarily attributable to the release of substantially all of the valuation allowance in 2007. A full valuation allowance is reflected in year ended December 31, 2006 which we recorded a provision of $0.8 million and effective tax rate of 7.2%.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities during 2008 totaled $19.5 million, a decrease of $17.7 million from 2007. The decrease was primarily due to a delay in factoring lease receivables in the fourth quarter of 2008. Our financing partners have been impacted by the overall economic environment and were unable to purchase leases as they had in prior quarters. Although we had made arrangements with new financing partners prior to and during the fourth quarter of 2008, we were unable to obtain appropriate customer documentation to factor all of these receivables. If not for the delayed lease factoring, total net cash provided by operating activities would have been similar to the prior year with the following composition changes: net income was significantly less, decreasing by $30.6 million to $12.7 million in 2008; depreciation and amortization expenses were $4.3 million higher primarily due to amortization of intangibles acquired in our 2007 purchase of Rioux Vision and hardware related information technology infrastructure depreciation; adjustments to net income for tax deferrals used $18.7 million less cash in 2008 than in 2007 as the valuation reserves were released in 2007; and tax benefits from stock option exercises provided $7.4 million more cash in 2008 than in 2007. None of these year over year tax related changes in operating cash are expected to be significant in 2009. The change in prepayments by customers was a $9.0 million source of cash in 2007, but only a nominal source of cash in 2008. We do not expect significant changes in customer prepayments during 2009.

Net cash provided by operating activities in 2007 totaled $37.2 million, an increase of $17.7 million when compared to 2006. The change in cash provided by operating activities was highlighted by a $32.9 million increase in net income during 2007 versus 2006, offset by the $24.7 deferred tax reduction in cash provided due to the valuation release mentioned above and by the $17.8 million decrease in cash provided by advance customer deposits also mentioned above. Other notable changes in cash provided by operating activities in 2007 versus 2006 were increases in cash provided by current assets changes. In particular, inventories, other current assets and investments in leases each provided greater than $6.0 million more in 2007 than in 2006.

Net cash used in investing activities in 2008 was $11.8 million, a decrease of $22.4 million from that of 2007. The decrease in investing activities was due to the absence of any acquisition activity in 2008. The net reduction in acquisition costs of $27.3 million was partially offset by an increase in property and equipment expenditures of $5.4 million during 2008 from the implementation of our enterprise-level business and finance software. We do not expect continued property and equipment expenditures of the volume experienced in 2008.

Net cash used in investing activities in 2007 was $34.2 million, an increase of $30.4 million in cash used in investing relative to 2006. The increase was from both the Rioux Vision acquisition and additional cash used to purchase property and equipment.

Net cash used in financing activities in 2008 was $57.1 million, a decrease of $163.1 million from net cash provided by financing activities in 2007. The items driving this decrease in cash provided were the absence of a $90.2 million secondary stock offering in 2008 versus 2007 and two stock buybacks during 2008 which totaled $65.1 million as compared to no repurchasing activity in 2007. In addition, there was a decline in the amount of cash received in connection with stock option exercises during 2008 of $7.8 million.

Net cash provided by financing activities in 2007 of $105.9 million was $90.3 million more than net cash provided by financing activities during 2006 and reflected net proceeds from the sale and issuance of 4,485,000 shares of our common stock to the public as mentioned above.

Liquidity

Our future uses of cash are expected to be primarily for working capital, capital expenditures, and other contractual obligations. We had cash and cash equivalents of $120.4 million at December 31, 2008 as compared to $169.8 million at December 31, 2007. Based on our current business plan and revenue backlog, we believe that our existing cash, cash equivalents and our anticipated cash flows from operations as well as cash generated from the exercise of employee stock options and purchases under our employee stock purchase plan will be sufficient to meet our working capital, capital expenditures and other contractual obligations for more than the next 12 months. However, we may be required or choose to raise additional capital through the public equity market, private financings, collaborative arrangements or debt. If we raise additional capital through the issuance of equity or securities convertible into equity, our stockholders may experience dilution and such securities may have rights, preferences or privileges senior to those of the holders of our common stock. Additional financing may not be available to us on favorable terms, if at all. If we are unable to obtain financing, or to obtain it on acceptable terms, we may be unable to execute our business plan.

Off-Balance Sheet Arrangements

As of December 31, 2008, we had no off-balance sheet arrangements as defined under Regulation S-K 303(a)(4) of the Securities Exchange Act of 1934, as amended, and the instructions thereto.

Contractual Obligations

As of December 31, 2008 we had $14.0 million in contractual commitments to third parties for non-cancelable operating leases, commitments to contract manufacturers and suppliers and other purchase commitments. See Note 12, "Commitments and Contingencies," to our consolidated financial statements included in this Report for further information with respect to these commitments.

The following table summarizes our contractual obligations at December 31, 2008 (in thousands):

	Total	Less than one year	One to three years	Three to five years	More than five years
Operating leases(1)	$11,406	$3,335	$6,640	$1,431	$—
Commitments to contract manufacturers and suppliers(2)	2,549	2,549	—	—	—
Total	$13,955	$5,884	$6,640	$1,431	$—

(1) Commitments under operating leases relate primarily to leasehold property and office equipment. Rent expense was $3.4 million, $2.4 million and $2.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(2) We purchase components from a variety of suppliers and use contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. We record a liability for firm, non-cancelable, and unconditional purchase commitments.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates.

As of December 31, 2008, we had $120.4 million of cash and cash equivalents. We invest our cash in cash investments with original or remaining maturities of three months or less and whose principal is not subject to market rate fluctuations. Accordingly, interest rate declines would adversely affect our interest income but would not affect the carrying value of our cash investments. Based on a sensitivity analysis of our cash and cash equivalents as of December 31, 2008, a hypothetical 1% or 100 basis points decrease in interest rates would reduce our quarterly interest income by approximately $0.3 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is set forth beginning at page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act) as of the end of the period covered by this Annual Report. Based on such evaluation, our principal executive officer and principal financial officer have concluded that, as of December 31, 2008, the company's disclosure controls and procedures were effective at the reasonable assurance level to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d to 15(f) under the Exchange Act). Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 using the criteria for effective internal control over financial reporting as described in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organization of the Treadway Commission. Our management has concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on these criteria.

Our independent registered public accounting firm, Ernst & Young, LLP, has issued an audit report on our internal control over financial reporting. Their audit report is included elsewhere in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The report required by this item is set forth at pages F-1 and F-2.

ITEM 9B. OTHER INFORMATION

None.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K because the registrant will file with the U.S. Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A in connection with the solicitation of proxies for the Company's Annual Meeting of Stockholders expected to be held in May 2009 (the "Proxy Statement") not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information included therein is incorporated herein by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item with respect to directors and executive officers and may be found under the heading "Executive Officers" in Part I, Item 1 of this Annual Report on Form 10-K, and in the section entitled "Election of Directors" appearing in the Proxy Statement. Such information is incorporated herein by reference.

The information required by this Item with respect to our audit committee and audit committee financial expert may be found in the section entitled "Audit Committee" appearing in the Proxy Statement. Such information is incorporated herein by reference.

The information required by this Item with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 may be found in the sections entitled "Section 16(a) Beneficial Ownership Reporting Compliance" Appearing in the Proxy Statement. Such information is incorporated herein by reference.

Our written Code of Ethics applies to all our directors and employees, including executive officers, including without limitation our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Code of Ethics is available on our website at *www.omnicell.com* under the hyperlink titled "Corporate Governance." Changes to or waivers of the Code of Ethics will be disclosed on the same website. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to, or waiver of, any provision of the Code of Ethics by disclosing such information on the same website.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item with respect to director and executive officer compensation is incorporated by reference to the section of our Proxy Statement under the section entitled "Compensation Discussion and Analysis."

The information required by this Item with respect to Compensation Committee interlocks and insider participation is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Compensation Committee Interlocks and Insider Participation."

The information required by this Item with respect to our Compensation Committee's review and discussion of the Compensation Discussion and Analysis included in the Proxy Statement is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDERS MATTERS

The information required by this Item with respect to security ownership of certain beneficial owners and management is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Security Ownership of Certain Beneficial Owners and Management."

The information required by this Item with respect to securities authorized for issuance under our equity compensation plans is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item with respect to related party transactions is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Certain Relationships and Related Transactions."

The information required by this Item with respect to director independence is incorporated herein by reference to the information from the Proxy Statement under the section entitled "Independence of the Board of Directors."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the section from the Proxy Statement under the section entitled "Principal Accountant Fees and Services."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) **The following documents are included as part of this Annual Report on Form 10-K.**

(1) All financial statements.

(2) Exhibits required by Item 601 of Regulation S-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Omnicell, Inc.

We have audited the accompanying consolidated balance sheets of Omnicell, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the index at 15(a)(1). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Omnicell, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Notes 1 and 14 to the consolidated financial statements, Omnicell, Inc. changed its method of accounting for sabbatical leave as of January 1, 2007 and its method of accounting for uncertain tax positions as of January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Omnicell, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California
February 20, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Omnicell, Inc.

We have audited Omnicell, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Omnicell, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Omnicell, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Omnicell, Inc. as of December 31, 2008 and 2007, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated February 20, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California
February 20, 2009

OMNICELL, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value and share amounts)

	December 31,	
	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$120,439	$169,812
Accounts receivable, net of allowances of $1,537 and $1,534 at December 31, 2008 and 2007, respectively	57,976	37,522
Inventories	12,957	13,732
Prepaid expenses	9,310	9,482
Deferred tax assets	14,871	11,830
Other current assets	9,434	9,806
Total current assets	224,987	252,184
Property and equipment, net	16,180	10,184
Non-current net investment in sales-type leases	10,896	12,633
Goodwill	24,982	23,076
Other intangible assets	6,706	9,467
Non-current deferred tax assets	15,889	12,881
Other assets	8,902	7,998
Total assets	$308,542	$328,423
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 9,377	$ 10,116
Accrued compensation	8,889	8,306
Advance payments from customers	47	156
Accrued liabilities	10,140	12,876
Deferred service revenue	12,084	11,263
Obligation resulting from sale of receivables	170	538
Deferred gross profit	16,648	14,566
Total current liabilities	57,355	57,821
Long-term deferred service revenue	16,782	15,726
Other long-term liabilities	848	237
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized; none issued	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 35,422,678 and 31,344,227 shares issued and outstanding, respectively at December 31 2008 and 34,625,489 and 34,623,730 shares issued and outstanding, respectively at December 31, 2007	35	35
Treasury stock, at cost, outstanding: 4,078,451 share and 1,759 shares at December 31, 2008 and 2007, respectively	(65,064)	—
Additional paid-in capital	315,953	284,695
Accumulated deficit	(17,367)	(30,091)
Total stockholders' equity	233,557	254,639
Total liabilities and stockholders' equity	$308,542	$328,423

See Notes to Consolidated Financial Statements

OMNICELL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years Ended December 31,		
	2008	2007	2006
Revenues:			
Product revenues	$210,648	$178,006	$123,196
Service and other revenues	41,217	35,075	31,514
Total revenues	251,865	213,081	154,710
Cost of revenues:			
Cost of product revenues	97,461	80,500	56,338
Cost of service and other revenues	25,770	19,272	12,851
Total cost of revenues	123,231	99,772	69,189
Gross profit	128,634	113,309	85,521
Operating expenses:			
Research and development	18,196	15,050	11,222
Selling, general and administrative	93,098	80,035	65,043
Total operating expenses	111,294	95,085	76,265
Income from operations	17,340	18,224	9,256
Interest income	3,420	6,111	1,839
Interest expense	(15)	(20)	(8)
Other (expense) income	(23)	(38)	82
Income before (benefit from) provision for income taxes	20,722	24,277	11,169
Provision for (benefit from) income taxes	7,998	(19,018)	804
Net income	$ 12,724	$ 43,295	$ 10,365
Net income per share—basic	$ 0.40	$ 1.35	$ 0.38
Net income per share—diluted	$ 0.38	$ 1.28	$ 0.36
Weighted average shares outstanding:			
Basic	32,076	32,080	27,345
Diluted	33,108	33,820	28,902

See Notes to Consolidated Financial Statements

OMNICELL, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Common		Treasury					
	Shares	Stock Amount	Shares	Stock Amount	Additional Paid In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 2005	26,270,861	$26	—	$ —	$138,365	$(83,165)	$ 12	$ 55,238
Net income	—	—	—	—	—	10,365	—	10,365
Change in unrealized loss on short-term investments	—	—	—	—	—	—	20	20
Foreign currency translation adjustment	—	—	—	—	—	—	(32)	(32)
Total comprehensive income	—	—	—	—	—	—	—	10,353
Share-based compensation	—	—	—	—	8,291	—	—	8,291
Common stock issued under stock option and stock award plans	1,885,197	2	—	—	14,216	—	—	14,218
Issuance of stock under employee stock purchase plan	237,228	—	—	—	1,393	—	—	1,393
Income tax benefits realized from employee stock option exercises	—	—	—	—	503	—	—	503
Balance at December 31, 2006	28,393,286	28	—	—	162,768	(72,800)	—	89,996
Cumulative effect of accounting change—FIN 48	—	—	—	—	—	(60)	—	(60)
Cumulative effect of accounting change—EITF 06-2	—	—	—	—	—	(526)	—	(526)
Net income and comprehensive income	—	—	—	—	—	43,295	—	43,295
Share-based compensation	—	—	—	—	11,107	—	—	11,107
Common stock issued under stock option and stock award plans	1,505,783	2	(1,759)	—	13,479	—	—	13,481
Issuance of stock under employee stock purchase plan	241,420	—	—	—	2,249	—	—	2,249
Public stock issuance, net of offering costs	4,485,000	5	—	—	90,213	—	—	90,218
Income tax benefits realized from employee stock option exercises	—	—	—	—	4,879	—	—	4,879
Balance at December 31, 2007	34,625,489	35	(1,759)	—	284,695	(30,091)	—	254,639
Net income and comprehensive income	—	—	—	—	—	12,724	—	12,724
Share-based compensation	—	—	—	—	11,062	—	—	11,062
Common stock issued under stock option and stock award plans	558,300	—	(10,396)	—	4,563	—	—	4,563
Issuance of stock under employee stock purchase plan	238,889	—	—	—	3,387	—	—	3,387
Purchase of treasury stock, net of commissions	—	—	(4,066,296)	(65,064)	—	—	—	(65,064)
Income tax benefits realized from employee stock option exercises	—	—	—	—	12,246	—	—	12,246
Balance at December 31, 2008	35,422,678	$35	(4,078,451)	$(65,064)	$315,953	$(17,367)	—	$233,557

See Notes to Consolidated Financial Statements

OMNICELL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,		
	2008	**2007**	**2006**
Cash flows from operating activities			
Net income	$ 12,724	$ 43,295	$10,365
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,954	4,602	3,717
Provision for receivable allowance	1,384	614	1,341
Asset impairment charge	182	240	—
(Gain) loss on sale of property and equipment	(119)	11	—
Share-based compensation expense	11,165	11,162	8,129
Provision for excess and obsolete inventories	384	1,516	2,537
Deferred income taxes	(6,049)	(24,711)	—
Income tax benefits from employee stock option exercises	12,246	4,879	503
Changes in operating assets and liabilities, net of effect of acquired company			
Accounts receivable, net	(21,866)	(2,102)	(7,645)
Inventories	174	2,004	(4,336)
Prepaid expenses	172	(1,408)	(4,474)
Other current assets	190	460	(5,660)
Net investment in sales-type leases	1,249	594	(6,283)
Other assets	(1,104)	314	(813)
Accounts payable	(853)	892	1,775
Accrued compensation	583	77	2,921
Advance payments from customers	(109)	(8,968)	8,803
Accrued liabilities	(4,086)	(160)	1,247
Deferred service revenue	1,621	4,072	1,181
Deferred gross profit	2,082	602	5,983
Other long-term liabilities	611	(758)	216
Net cash provided by operating activities	19,535	37,227	19,507
Cash flows from investing activities			
Acquisition of intangible assets and intellectual property	(200)	(331)	(677)
Acquisition of privately held company, net of cash acquired	—	(27,251)	—
Purchases of short-term investments	—	—	(12)
Purchases of property and equipment	(12,130)	(6,637)	(3,109)
Proceeds from the sale of property and equipment	536	—	—
Net cash used in investing activities	(11,794)	(34,219)	(3,798)
Cash flows from financing activities			
Proceeds from issuance of common stock under employee stock purchase plan and option exercises	7,950	15,730	15,611
Proceeds from public offering of common stock, net	—	90,218	—
Repurchases of treasury stock, net	(65,064)	—	—
Net cash (used in) provided by financing activities	(57,114)	105,948	15,611
Net (decrease) increase in cash and cash equivalents	(49,373)	108,956	31,320
Cash and cash equivalents at beginning of year	169,812	60,856	29,536
Cash and cash equivalents at end of year	$120,439	$169,812	$60,856
Supplemental disclosures of cash flow informational			
Cash paid for interest	$ 15	$ 20	$ 8
Cash paid for taxes	$ 1,240	$ 523	$ 678

See Notes to Consolidated Financial Statements

Note 1. Organization & Summary of Significant Accounting Policies

Description of the Company. Omnicell, Inc. ("Omnicell," "our," "us," "we," or the "Company") was incorporated in California in 1992 under the name Omnicell Technologies, Inc. and reincorporated in Delaware in 2001 as Omnicell, Inc. Our major products are medication and supply dispensing systems which are sold in our principal market, which is the healthcare industry. Our market is primarily located in the United States.

Principles of consolidation. The consolidated financial statements include the accounts of our wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

In 2007, we completed an acquisition that was accounted for under the purchase method of accounting. The consolidated financial statements include the results of operations from this business combination from December 11, 2007, the date of acquisition. Additional disclosure related to the acquisition is provided in Note 2, "Acquisition."

Use of estimates. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and various other assumptions believed to be reasonable. Although these estimates are based on management's best knowledge of current events and actions that may impact the company in the future, actual results may be different from the estimates. Our critical accounting policies are those that affect our financial statements materially and involve difficult, subjective or complex judgments by management. Those policies are revenue recognition, share-based compensation, inventory valuation, valuation of goodwill and purchased intangibles, valuation of long-lived assets and accounting for income taxes.

Cash and cash equivalents. We classify investments as cash equivalents if their original or remaining maturity is three months or less at the date of purchase. Cash equivalents are stated at cost, which approximates fair value. Our cash and cash equivalents are maintained in demand deposit accounts with financial institutions of high credit quality and are also invested in institutional money market funds, short-term bank time deposits and similar short duration instruments with fixed maturities from overnight to three months. We continuously monitor the creditworthiness of the financial institutions and institutional money market funds in which we invest our surplus funds. We have not experienced any credit losses from our cash investments.

We classify investments as short-term investments if their original or remaining maturities are greater than three months and their remaining maturities are one year or less.

Fair value of financial instrument. Effective January 1, 2008, we adopted SFAS No. 157, "Fair Value Measurements," on a prospective basis for our financial assets and liabilities recognized at fair value on a recurring basis using the fair value hierarchy established in SFAS No. 157.

SFAS No. 157 describes three levels of inputs that may be used to measure fair value, as follows:

Level 1 inputs, which include quoted prices in active markets for identical assets or liabilities;

Level 2 inputs, which include observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that

Note 1. Organization & Summary of Significant Accounting Policies (Continued)

are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and

Level 3 inputs, which include unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the underlying asset or liability. Level 3 assets and liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

At December 31, 2008, our financial assets utilizing Level 1 inputs included cash equivalents. For these items, quoted market prices are readily available. We do not currently have any financial instruments utilizing Level 2 and Level 3 inputs.

Equity investment. On an annual basis we review the fair value of our cost method equity investment for impairment. We determine if there are events or changes in circumstances that may suggest a decline in the fair value of our investment. Should such an impairment be judged to be other-than-temporary, the aggregate carrying amount of our cost method investment is written down to fair value and the resulting loss is charged to operations.

Revenue recognition. Our products are integrated with software that is essential to the functionality of our equipment. Additionally, we provide unspecified upgrades and enhancements related to our integrated software through our maintenance contracts for most of our products. Accordingly, we account for revenue in accordance with Statement of Position No. 97-2, "Software Revenue Recognition," and all related interpretations. For arrangements with multiple elements, we allocate revenue to each element using the residual method based on vendor specific objective evidence, or VSOE, of the undelivered elements. VSOE of fair value of the undelivered elements is based on the price charged when the element is sold separately.

Post-installation technical support, such as phone support, on-site service, parts and access to software upgrades, when and if available, is provided by us under separate support services terms. We recognize revenue for support services ratably over the related support services contract period.

We recognize revenue when the earnings process is complete, based upon our evaluation of whether the following four criteria have been met:

- **Persuasive evidence of an arrangement.** We use signed customer contracts and signed customer purchase orders as evidence of an arrangement for leases and sales. For service engagements, we use a signed services agreement and a statement of work to evidence an arrangement.
- **Product delivery.** Software and hardware delivery is deemed to occur upon successful installation and receipt of a signed and dated customer confirmation of installation letter providing evidence that we have delivered what the customer ordered. Product delivery is deemed to have occurred upon receipt of a signed and dated customer confirmation letter in instances of a customer self-installed installation.
- **Fee is fixed or determinable.** We assess whether a fee is fixed or determinable at the outset of the arrangement based on the payment terms associated with the transaction. We have established a history of collecting under the original contract without providing concessions on payments, products or services.

Note 1. Organization & Summary of Significant Accounting Policies (Continued)

- **Collection is probable.** We assess the probability of collecting from each customer at the outset of the arrangement based on a number of factors, including the customer's payment history and its current creditworthiness. If, in our judgment, collection of a fee is not probable, we defer the revenue until the uncertainty is removed, which generally means revenue is recognized upon our receipt of cash payment. Our historical experience has been that collection from our customers is generally probable.

In general, for sales not requiring our installation or modification, we recognize sales on delivery of products to our customers. We recognize sales on shipment to distributors since we do not allow for rights of return. We separately sell training and professional services which are not part of multiple element arrangements and not integral to the performance of our systems. We recognize revenue on training and professional services as they are performed. VSOE of training and of professional services is based on the price paid when sold separately.

A portion of our sales is made through multi-year lease agreements. We generally sell our non-U.S. government leases to third-party leasing finance companies on a non-recourse basis and recognize revenue on these leases at the net present value of the lease payment stream. We exclude from revenues any amounts paid to us related to the termination of an existing lease. Generally, we have no obligation to the leasing company once the lease is sold. Some of our lease sales, mostly those relating to U.S. government hospitals, are retained in-house as sales-type leases which we account for in accordance with Statement of Financial Accounting Standard, or SFAS No. 13, "Accounting for Leases." We recognize revenues on sales-type leases at completion of our installation obligation, and at the beginning of the non-cancelable payment terms. The revenue recognized is calculated at the net present value of the future payment stream. Interest income on sales-type leases is recognized in product revenue using the interest method.

Accounts receivable, net. We actively manage our accounts receivable to minimize credit risk. We typically sell to customers for which there is a history of successful collection. New customers are subject to a credit review process, which evaluates the customers' financial position and ability to pay. We continually monitor and evaluate the collectability of our trade receivables based on a combination of factors. We record specific allowances for doubtful accounts when we become aware of a specific customer's inability to meet its financial obligation to us such as in the case of bankruptcy filings or deterioration of financial position. Estimates are used in determining our allowances for all other customers based on factors such as current trends, the length of time the receivables are past due and historical collection experience. While we believe that our allowance for doubtful accounts receivable is adequate and that the judgment applied is appropriate, such amounts estimated could differ materially from what will actually be uncollectible in the future.

Sales of accounts receivable. We offer our customers multi-year, non-cancelable payment terms. Generally we sell non-U.S. government receivables to third-party leasing companies on a non-recourse basis. We reflect the financing costs on the sale of these receivables as a component of our revenue. We record our revenue at the net present value of the multi-year payment stream using the contractual interest rate charged to us by the third-party leasing company. We record the sale of our accounts receivables as "true sales" in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." During the years ended 2008, 2007 and 2006, we transferred non-recourse accounts receivable totaling $61.4 million, $62.1 million and $46.1 million, respectively, which approximated fair value, to leasing companies on a non-recourse basis. At

Note 1. Organization & Summary of Significant Accounting Policies (Continued)

December 31, 2008 and 2007, accounts receivable included approximately $4.7 million and $0.6 million, respectively, from leasing companies for transferred non-recourse accounts receivable. Due to the nature of the recourse clauses in certain sales arrangements, we recorded $0.2 million and $0.7 million as of December 31, 2008 and 2007, respectively, as receivables subject to a sales agreement and obligation resulting from sale of receivables.

Concentration of credit risk. One customer accounted for $6.7 million or 11.5% of our combined accounts receivable balance at December 31, 2008. No single customer accounted for more than 10% of our combined accounts receivable balance at December 31, 2007.

Dependence on suppliers. We have significant supply agreements with two suppliers for construction and supply of several sub-assemblies and inventory management of sub-assemblies used in our hardware products. There are no minimum purchase requirements. The contracts may be terminated by either the supplier or by us without cause and at any time upon delivery of from two to six months' notice. Purchases from these suppliers for the years ended December 31, 2008, 2007 and 2006, were approximately $25.2 million, $18.2 million and $3.6 million, respectively.

Concentration of rising interest rate risk. Historically, our earnings have been negatively impacted by rising interest rates, because the present value of future payments sold to third party leasing partners diminishes in an environment of rising interest rates. Rising interest rates could negatively impact our revenue. We have also experience a reduction in interest income as a result of declining interest rates.

Inventory. Inventories are stated at the lower of cost (utilizing standard costs, which approximate the first-in, first-out method) or market. We routinely assess on-hand inventory for timely identification and measurement of obsolete, slow-moving or otherwise impaired inventory. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and the estimated market value based on assumptions about future demand and market conditions. If actual future demand or market conditions are less favorable than we projected, additional inventory write-downs may be required.

Property and equipment. Property and equipment less accumulated depreciation are stated at historical cost. Depreciation and amortization of property and equipment are generally provided over their estimated useful lives, using the straight-line method, as follows:

Computer equipment and related software	3 - 5 years
Leasehold and building improvements	Shorter of the lease term or the estimated useful life
Furniture and fixtures	5 years
Equipment and vehicles	2 - 5 years

Internal Use Software. We capitalize costs related to computer software developed or obtained for internal use in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Software obtained for internal use has generally been enterprise-level business and finance software that we customize to meet our specific operational needs. Costs incurred in the application development phase are capitalized and amortized over their useful lives, which is generally five years. Costs recognized in the preliminary project phase and the post-implementation

Note 1. Organization & Summary of Significant Accounting Policies (Continued)

phase are expensed as incurred. At December 31, 2008, we had $7.4 million of costs related to enterprise-level software included in property and equipment. At December 31, 2007, we did not have any capitalized internal use software costs.

Software development cost. We capitalize software development costs in accordance with SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed," under which certain software development costs incurred subsequent to the establishment of technological feasibility may be capitalized and amortized over the estimated lives of the related products. We establish feasibility when we complete a working model and amortize development costs over the estimated lives of the related products ranging from three to five years. During 2008 and 2007, we capitalized software development costs of $1.2 million and $0.3 million, respectively, which are presented in other assets. For the years ended December 31, 2008, 2007 and 2006, we charged to expense $0.5 million, $0.6 million and $0.6 million, respectively, for amortization of capitalized software development costs. All development costs prior to the completion of a working model are recognized as research and development expense.

Long-lived assets including goodwill and other intangibles. We account for goodwill and other intangible assets in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that they may be impaired. We perform our goodwill impairment tests during the fourth quarter of each year and between annual tests in certain circumstances. We have not recognize any goodwill impairment charges in the periods presented. SFAS No. 142 also requires intangible assets with finite lives be amortized over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." We are currently amortizing other intangible assets with finite lives over their useful lives from three to 17 years.

We review property and equipment, capitalized software, patents and certain purchased intangibles, excluding goodwill, for impairment in accordance with SFAS No. 144. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of its carrying amount to the future undiscounted cash flows the assets are expected to generate. If property and equipment and certain purchased intangibles with finite lives are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair value. In the fourth quarter of 2008, we recorded an impairment charge of approximately $0.2 million to write-off legal and registration costs related to patents. In the fourth quarter of 2007, we recorded an impairment charge of approximately $0.2 million to write-off purchased technology related to our acquisition of intellectual property from NextRx Corporation in December 2005. The impairment charges are recorded as a selling, general and administrative expense in our Consolidated Statements of Operations.

Deferred revenue and deferred gross profits. Deferred revenue arises when customers are billed for products and/or services in advance of revenue recognition. Our deferred revenue consists primarily of unearned revenue on sale of equipment for which installation has not been completed, and software licenses for which revenue is recognized in installments over the duration of the license and the unearned portion of support service contracts.

Note 1. Organization & Summary of Significant Accounting Policies (Continued)

Share-based compensation. We account for share-based compensation plans in accordance to the the provisions of SFAS No. 123(R), "Share-Based Payment," or SFAS No. 123(R). We estimate the fair value of our employee stock awards at the date of grant using certain subjective assumptions, such as expected volatility, which is based on a combination of historical and market-based implied volatility, and the expected term of the awards which is based on our historical experience of employee stock option exercises including forfeitures. Our valuation assumptions used in estimating the fair value of share-based awards may change in future periods. We recognize the fair value of awards over the vesting period or the requisite service period. In addition, we calculate our pool of excess tax benefits available within additional paid-in capital in accordance with the provisions SFAS No. 123(R).

Income taxes. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." This statement prescribes the use of the liability method whereby deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded against net deferred tax assets when we believe it is more likely than not that some of the deferred tax assets will not be realized. Management performs assessments regarding the realization of deferred tax assets considering all available evidence, both positive and negative. These assessments require that management make significant judgments and evaluations of uncertainties in the interpretation of complex tax regulations. Actual results could differ from our estimates.

We also recognize the impact of an uncertain income tax position on the income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority according to FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109," or FIN 48. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted FIN 48 effective January 1, 2007.

Please refer to Note 14, "Income Taxes" for further information.

Shipping and handling costs. Our shipping and handling costs charged to customers are included in net revenue and the associated expense is recorded in selling, general and administrative expenses for all periods presented. Shipping and handling costs amounted to $2.6 million, $2.2 million and $1.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Advertising. Advertising costs are expensed as incurred and amounted to $0.6 million, $0.3 million and $0.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Operating leases. We lease our buildings under operating leases accounted for in accordance with SFAS No. 13, "Accounting for Leases."

Sales taxes. Sales taxes collected from customers and remitted to governmental authorities are not included in our revenue.

Net income per share. Basic net income per share is computed by dividing net income—the numerator—by the weighted average number of shares outstanding—the denominator—during the

Note 1. Organization & Summary of Significant Accounting Policies (Continued)

period excluding the dilutive effect of stock options and other employee stock plans. Diluted net income per share gives effect to all potentially dilutive common stock equivalents outstanding during the period. In computing diluted net income per share under the treasury stock method, the average stock price for the period is used in determining the number of shares assumed to be purchased from the proceeds of stock option exercises.

Foreign currency translation. The functional currency of our foreign subsidiary is the U.S. dollar. Non-functional currency monetary balances are re-measured into the functional currency of the subsidiary with any related gain or loss recorded in other income, in the accompanying Consolidated Statements of Operations.

Segment information. We manage our business on the basis of one reportable segment. Our products and technologies share similar distribution channels and customers and are sold primarily to hospitals and healthcare facilities to improve patient safety and care and enhance operational efficiency. Our sole operating segment is medication and supply dispensing systems. Substantially all of our long-lived assets are located in the United States. For the years ended December 31, 2008, 2007 and 2006, substantially all of our total revenues and gross profits were generated by the medication and supply dispensing systems operating segment from customers in the United States and no one customer accounted for greater than 10% of our revenues.

Accounting Changes

On January 1, 2007, we adopted the provisions of Emerging Issues Task Force No. 06-2, "Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43," or EITF No. 06-2. EITF No. 06-2 requires measurement of compensation costs associated with a sabbatical or other similar benefit arrangement over the requisite service period if the obligation relates to rights that vest or accumulate. We adopted EITF No. 06-2 through a cumulative-effect adjustment, resulting in an adjustment of $0.5 million to the opening balance of accumulated deficit as of January 1, 2007. As required by EITF No. 06-2, compensation costs associated with sabbatical leave is recorded for all employees after the adoption of the provisions of EITF No. 06-2 on a straight-line basis over the four year accumulation period. These expenses totaled $0.1 million and $0.6 million for the years ended December 30, 2008 and 2007, respectively.

We also adopted FIN 48 as of January 1, 2007. See Note 14, "Income Taxes" for further discussion.

Recently Issued and Adopted Accounting Standards

In December 2007, FASB issued SFAS No. 141(R), "Business Combinations," or SFAS No. 141(R), which replaces SFAS No. 141. SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. The statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) is effective for business combination transactions for which the acquisition date is on or after December 15, 2008. The adoption of SFAS No. 141(R) will have an impact on accounting for business combinations once adopted, but the effect is dependent upon acquisitions at that time.

Note 1. Organization & Summary of Significant Accounting Policies (Continued)

Effective January 1, 2008, we adopted SFAS No. 157 "Fair Value Measurements," or SFAS No. 157, which the FASB issued in September 2006. SFAS No. 157 defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. In February 2008, FASB issued FSP, 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" and FSP 157-2, "Effective Date of FASB Statement No. 157." FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. Effective January 1, 2008, we adopted SFAS No. 157 for financial assets and liabilities recognized at fair value on a recurring basis. The adoption of SFAS No. 157 for financial assets and liabilities did not have a material impact on our consolidated statements of financial position, results of operations or cash flows.

Effective January 1, 2008, we adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115," or SFAS No. 159, which the FASB issued in February 2007. SFAS No. 159 expands the use of fair value accounting but does not affect existing standards, which require assets or liabilities to be carried at fair value. Under SFAS No. 159, an entity may elect to use fair value to measure certain eligible items. The fair value option may be elected generally on an instrument-by-instrument basis as long as it is applied to the instrument in its entirety, even if an entity has similar instruments that it elects not to measure based on fair value. Upon adoption, we did not elect to adopt the fair value option on any of our eligible items under SFAS No. 159.

Note 2. Acquisition

In December 2007, we acquired 100% of the outstanding shares of Rioux Vision, Inc., or Rioux, a provider of system solutions to acute healthcare facilities, for an aggregate cash purchase price of $26.3 million of which $21.3 million was paid on closing and $5.0 million was held in escrow pending satisfaction of certain contingencies provided for in the stock purchase agreement between us and Rioux. Included in the purchase price were acquisition costs of $0.4 million. The acquisition of Rioux added mobile cart technology to our line of medication-use systems.

During 2008, we refined our valuation of the underlying net assets acquired based on finalizing the working capital valuation and the discovery of pre-existing liabilities and revised estimates of liabilities assumed at the acquisition date which increased goodwill by $1.9 million.

The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values. The purchase price exceeded the fair value of the net tangible liabilities of $4.2 million and intangible assets acquired by $21.9 million, which was allocated to goodwill and will be deductible for tax purposes. Also, in accordance with SFAS No. 141, "Business Combinations," we included a pre-acquisition contingency on our assessment of its fair value in our preliminary purchase price allocation. The fair value for this pre-acquisition contingency represents the amount we and Rioux agreed to adjust the purchase price as a result of our acceptance of any and all costs and risks relating to this contingency. The pre-acquisition contingency relates to an alleged patent infringement claim and is recorded as an accrued liability as of the acquisition date. Any future adjustment to

Note 2. Acquisition (Continued)

amounts recorded for the pre-acquisition contingency will be included in our results of operations in the period in which the adjustment is determined.

The following table sets forth the components and fair values of the intangible assets associated with the Rioux acquisition (in thousands):

	Fair Value	Weighted-Average Amortization Period
Acquired technology	$4,680	3 years
Customer relationships	2,940	8 years
Non-competition agreement	720	3 years
Trade name	220	2 years
Backlog	10	1 year
Total intangible assets	$8,570	

The fair value of intangible assets were valued using the excess earnings method under the income approach.

Proforma financial information from this acquisition has not been presented as the historical operations of Rioux were not material to our consolidated financial statements.

Note 3. Net Income Per Share

Basic net income per share is computed by dividing net income for the period by the weighted average number of shares outstanding during the period, less shares subject to repurchase. Diluted net income per share is computed by dividing net income for the period by the weighted average number of shares less shares subject to repurchase plus, if dilutive, common stock equivalent shares outstanding during the period. Common stock equivalents include the effect of outstanding dilutive stock options computed using the treasury stock method. Since their impact is anti-dilutive, the total number of shares excluded from the calculations of diluted net income per share for the years ended December 31, 2008, December 31, 2007 and December 31, 2006 were 1,713,276, 696,530 and 223,266, respectively.

Note 3. Net Income Per Share (Continued)

The calculation of basic and diluted net income per share is as follows (in thousands, except per share amounts):

	Years Ended December 31,		
	2008	2007	2006
Basic:			
Net income	$12,724	$43,295	$10,365
Weighted average shares outstanding—basic	32,076	32,080	27,345
Net income per share—basic	$ 0.40	$ 1.35	$ 0.38
Diluted:			
Net income	$12,724	$43,295	$10,365
Weighted average shares outstanding—basic	32,076	32,080	27,345
Dilutive effect of employee stock plans	1,032	1,740	1,557
Weighted average shares outstanding—diluted	33,108	33,820	28,902
Net income per share—diluted	$ 0.38	$ 1.28	$ 0.36

Note 4. Net Investment in Sales-Type Leases

Our sales-type leases are for terms generally ranging up to five years. Sales-type lease receivables are collateralized by the underlying equipment. The components of our net investment in sales-type leases are as follows (in thousands):

	December 31,	
	2008	2007
Net minimum lease payments to be received	$17,899	$19,830
Less unearned interest income portion	2,575	3,285
Net investment in sales-type leases	15,324	16,545
Less current portion(1)	4,428	3,912
Non-current net investment in sales-type leases(2)	$10,896	$12,633

The minimum lease payments for each of the five succeeding fiscal years are as follows (in thousands):

2009	$ 5,938
2010	5,288
2011	3,933
2012	2,184
2013	548
Thereafter	8
Total	$17,899

(1) a component of other current assets

(2) net of allowance for doubtful accounts of $0.3 million and $0.4 million as of December 31, 2008 and December 31, 2007, respectively.

Note 5. Inventories

Inventories consist of the following (in thousands):

	December 31,	
	2008	2007
Raw materials	$ 7,714	$ 9,002
Finished goods	5,243	4,730
Total	$12,957	$13,732

Note 6. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,	
	2008	2007
Equipment and vehicles	$ 16,824	$ 20,524
Furniture and fixtures	1,165	1,119
Leasehold improvements	3,115	2,986
Purchased software	8,048	6,829
Capital in process	7,805	1,088
	36,957	32,546
Accumulated depreciation and amortization	(20,777)	(22,362)
Property and equipment, net	$ 16,180	$ 10,184

Depreciation and amortization of property and equipment was approximately $5.7 million, $3.0 million, and $2.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Note 7. Goodwill and Other Intangible Assets

Under SFAS No. 142 "Goodwill and Other Intangible Assets," goodwill is not subject to amortization. Rather, we evaluate goodwill for impairment at least annually or more frequently if events and changes in circumstances suggest that the carrying amount may not be recoverable. In 2007, the increase in goodwill of $19.9 million was due to the acquisition of Rioux. In 2008, the increase in goodwill of $1.9 million was due to finalizing the working capital valuation, the discovery of pre-existing liabilities and revised estimates of liabilities assumed relating to the acquisition of Rioux. No goodwill impairment was recognized in 2008, 2007 and 2006.

Note 7. Goodwill and Other Intangible Assets (Continued)

Goodwill and other intangible assets consist of the following (in thousands):

	December 31, 2008			December 31, 2007			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Amortization Life
Indefinite-lived intangible:							
Trade name	$ 231	$ —	$ 231	$ 231	$ —	$ 231	Indefinite
Finite-lived intangibles:							
Customer base	3,184	631	2,553	3,184	233	2,951	5 - 8 years
Service contracts	268	268	—	268	268	—	5 years
Acquired technology	9,364	6,295	3,069	9,364	4,312	5,052	3 - 6 years
Patents	345	63	282	332	30	302	17 years
Trade name	220	116	104	220	6	214	2 years
Non-compete	720	253	467	720	12	708	3 years
Backlog	10	10	—	10	1	9	1 year
Total finite-lived intangibles	14,111	7,636	6,475	14,098	4,862	9,236	
Total other intangibles assets	14,342	7,636	6,706	14,329	4,862	9,467	
Goodwill	24,982	—	24,982	23,076	—	23,076	Indefinite
Net other intangible assets & goodwill	$39,324	$7,636	$31,688	$37,405	$4,862	$32,543	

We capitalize third-party costs associated with internally developed patents. These costs include legal and registration fees needed to apply for and secure patents. For patents that have not been issued and placed in use, we have not yet recorded amortization expense related to the patents. These other intangible assets will be amortized using the straight-line method over the shorter of their estimated useful lives or remaining legal life. During 2008 and 2007, we capitalized third-party costs associated with internally developed patent costs of $0.2 million and $0.3 million, respectively. Additionally, in 2008, we recorded an impairment charge of approximately $0.2 million to write-off capitalized patents costs due to certain technologies either being abandoned or product lines being discontinued. The impairment charge is recorded as a selling, general and administrative expense in our Consolidated Statements of Operations.

In 2007, we recorded an impairment charge of approximately $0.2 million to write-off purchased acquired technology related to our acquisition of intellectual property from NextRx Corporation in December 2005. As a result of the Rioux acquisition, we have prioritized our product development in areas of greater return. Investment in the NextRx technology to make it compatible with our current product direction is not likely to occur within the timeframe that the technology will remain competitive in the marketplace. It is unlikely that the technology, in its current state and at this time, will have any value to any provider of automation equipment. The impairment charge is recorded as a selling, general and administrative expense in our Consolidated Statements of Operations. We did not record any intangible impairment charges during 2006.

Note 7. Goodwill and Other Intangible Assets (Continued)

Amortization expense totaled $2.8 million, $1.0 million and $1.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Estimated future amortization expense of the finite-lived intangible assets at December 31, 2008 is as follows (in thousands):

2009	$2,313
2010	2,077
2011	373
2012	373
2013	373
Thereafter	966
Total	$6,475

Note 8. Other Assets

Other assets consist of the following (in thousands):

	December 31,	
	2008	2007
Long-term deposits	$ 427	$ 410
Equity investment, at cost	350	350
Long-term lease receivable from sales of accounts receivables under SFAS No. 140 (see Note 1)	—	163
Capitalized software development costs, net of accumulated amortization of $2,103 and $1,645 in 2008 and 2007, respectively	1,554	769
Non-current deferred service billings receivable	6,529	6,271
Other assets	42	35
Total	$8,902	$7,998

Note 9. Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,	
	2008	2007
Pre-acquisition contingency	$ 6,107	$ 7,000
Accrued GPO (General Purchase Organization) fees	1,753	1,795
Product quality accrual	944	1,150
Deferred rent	756	1,341
Taxes payable	333	699
Accrued professional fees	195	661
Other	52	230
Total	$10,140	$12,876

Note 10. Advance Payments from Customers

As of December 31, 2008 and 2007, $47,000 and $0.2 million, respectively, represent advance payments from customers. Payment amounts were received before completion of medication and supply dispensing system installations at customers' facilities.

Note 11. Deferred Gross Profit

Deferred gross profit consist of the following (in thousands):

	December 31,	
	2008	2007
Sales of medication and supply dispensing systems, which have been delivered and invoiced but not yet installed	$24,576	$ 26,038
Cost of sales, excluding installation costs	(7,928)	(11,472)
Deferred gross profit	$16,648	$ 14,566

Note 12. Commitments and Contingencies

Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2008 (in thousands):

	Total	Less than one year	One to three years	Three to five years
Operating leases(1)	$11,406	$3,335	$6,640	$1,431
Commitments to contract manufacturers and suppliers(2)	2,549	2,549	—	—
Total	$13,955	$5,884	$6,640	$1,431

(1) Commitments under operating leases relate primarily to leasehold property and office equipment. Rent expense totaled $3.4 million, $2.4 million and $2.0 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(2) We purchase components from a variety of suppliers and use contract manufacturers to provide manufacturing services for our products. During the normal course of business, we issue purchase orders with estimates of our requirements several months ahead of the delivery dates. We record a liability for firm, non-cancelable, and unconditional purchase commitments.

Legal Proceedings

On February 20, 2007, we were served with the third amended petition in a lawsuit entitled Alcala, et al. v. Cardinal Health, Inc., et al., case number 2006 09-4487-G, which named us as a defendant. This lawsuit was filed in the District Court of Cameron County, Texas. On January 22, 2009, the plaintiffs filed a notice of non-suit with the court dismissing all claims and causes of actions against Omnicell. Omnicell made no payments or admissions in connection with such dismissal

On December 19, 2007, we were served with an amended petition naming Omnicell, Inc. as an identified "Doe" defendant in a lawsuit entitled Tak Takahama; by and through her Guardian Ad Litem Donna Takahama v. Torrance Memorial Medical Center; and Does 1 through 20 Inclusive, case

Note 12. Commitments and Contingencies (Continued)

number YC 055726. This lawsuit was filed in the Superior Court for the State of California for the County of Los Angeles. On December 12, 2008 the Court issued a dismissal order pursuant to a settlement agreement reached between the plaintiff and defendants whereby the plaintiff agreed to dismiss the case with prejudice. Omnicell made no payments or admissions in connection with such dismissal.

On December 11, 2007, we acquired Rioux Vision, Inc., which had an existing lawsuit in progress at the time of that acquisition. Omnicell is now defending that lawsuit, as Rioux Vision is a wholly-owned subsidiary of ours. On October 26, 2006, Rioux Vision was served with a complaint in a lawsuit entitled Flo Healthcare Solutions, LLC v. Rioux Vision, Inc., Case Number 1:06-cv-02600, in the United States District Court for the Northern District of Georgia, alleging claims of patent infringement regarding certain features of the mobile carts sold by Rioux Vision. On December 11, 2008, we were served with a complaint in a lawsuit entitled Flo Healthcare Solutions, LLC v. Omnicell, Inc., Case Number 1:06-cv-02600, in the same Court alleging similar claims of patent infringement regarding Omnicell's sale of the mobile carts acquired in the Rioux acquisition. We intend to vigorously defend against these claims in both lawsuits. In relation to this lawsuit and in accordance with SFAS No. 141, "Business Combinations," we included a pre-acquisition contingency based on our assessment of its fair value in our preliminary purchase price allocation. The fair value for this pre-acquisition contingency represents the amount we and Rioux agreed to adjust the purchase price as a result of our acceptance of any and all costs and risks relating to this contingency. The pre-acquisition contingency is recorded as an accrued liability as of the acquisition date. While we cannot predict the outcome of this matter, there can be no assurance should an unfavorable outcome arise, that such outcome would not have a material adverse effect on our financial position, results of operations or cash flows.

On September 30, 2008, pursuant to the terms of that certain Stock Purchase Agreement by and among Omnicell, Inc., Rioux Vision, Inc., and Shawn Rioux, dated November 29, 2007, we initiated a formal claim for arbitration against Mr. Rioux with respect to Omnicell's claims for indemnification relating to a breach of certain representations and warranties under the Agreement, as well as with respect to an adjustment of the final working capital of Rioux. The parties are currently engaged in the arbitration process.

Note 13. Guarantees

As permitted under Delaware law and our by-laws and certificate of incorporation, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was serving, at our request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum potential amount of future payments they could be required to make under these indemnification agreements is unlimited; however, we have a directors' and officers' insurance policy that may enable us to recover a portion of any future amounts paid. Assuming the applicability of coverage and the willingness of the insurer to assume coverage and subject to certain retention, loss limits and other policy provisions, we believe it is unlikely that we will be required to pay any material amounts pursuant to this indemnification obligation. However, no assurances can be given that the insurers will not attempt to dispute the validity, applicability or amount of coverage without expensive and time-consuming litigation against the insurers.

Note 13. Guarantees (Continued)

Additionally, we undertake indemnification obligations in our ordinary course of business in connection with, among other things, the licensing of our products and the provision of our technical services. Pursuant to these agreements, we may indemnify the other party for certain losses suffered or incurred by the indemnified party, generally our business affiliates or customers, in connection with various types of claims, which may include, without limitation, claims of intellectual property infringement, certain tax liabilities, negligence and intentional acts in the performance of services and violations of laws. The term of these indemnification obligations is generally perpetual. In general, we attempt to limit the maximum potential amount of future payments which we may be required to make under these indemnification obligations to the purchase price paid, but in some cases the obligation may not be so limited. In addition, we may, in certain situations, warrant that, for a certain period of time from the date of delivery, our software products will be free from defects in media or workmanship. From time to time, we may also warrant that our professional services will be performed in a good and workmanlike manner. In addition, it is our standard policy to seek to disclaim most warranties, including any implied or statutory warranties such as warranties of merchantability, fitness for a particular purpose, quality and non-infringement, as well as any liability with respect to incidental, consequential, special, exemplary, punitive or similar damages. In some states, such disclaimers may not be enforceable. If necessary, we would provide for the estimated cost of product and service warranties based on specific warranty claims and claim history. However, in the recent past, we have not been subject to any significant claims for such losses and have not incurred any material costs in defending or settling claims related to these indemnification obligations. Accordingly, we believe it is unlikely that we will be required to pay any material amounts pursuant to this indemnification obligation.

Note 14. Income Taxes

The following is a geographical breakdown of income before the provision for income taxes (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Domestic	$20,205	$24,001	$10,847
Foreign	517	276	322
Total income before provision for income taxes	$20,722	$24,277	$11,169

Note 14. Income Taxes (Continued)

The provision for (benefit from) income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Current:			
Federal	$4,437	$ 463	$476
State	1,394	1,248	318
Foreign	54	41	10
Total current	5,885	1,752	804
Deferred:			
Federal	2,510	(17,134)	—
State	(351)	(3,636)	—
Foreign	(46)	—	—
Total deferred	2,113	(20,770)	—
Total provision for (benefit from) income taxes	$7,998	$(19,018)	$804

The provision for income taxes differed from the amount computed by applying the federal statutory rate to our income before provision for income taxes as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
U.S. federal tax provision at statutory rate	$ 7,253	$ 8,494	$ 3,909
State taxes	678	916	518
Non-deductible expenses	356	47	177
Share-based compensation expense	1,276	436	773
Research tax credits	(1,223)	—	—
Release of valuation allowance	—	(28,706)	(4,417)
Other	(342)	(205)	(156)
Total	$ 7,998	$(19,018)	$ 804

Note 14. Income Taxes (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows (in thousands):

	December 31,	
	2008	2007
Deferred tax assets:		
Net operating loss carry forwards	$ 2,594	$ 6,675
Tax credit carry forwards	7,180	4,505
Inventory related items	1,280	1,365
Reserves and accruals	2,224	2,269
Deferred revenue	11,964	10,750
Depreciation and amortization	2,243	1,786
Stock compensation	4,997	3,389
Other, net	872	647
Total deferred tax assets	33,354	31,386
Valuation allowance	(2,594)	(6,675)
Net deferred tax assets	$30,760	$24,711

As of December 31, 2008, we had net operating loss carry forwards for federal and California income tax purposes of approximately $13.1 million and $1.1 million, respectively. These net operating losses begin to expire in the years 2023 and 2025 for federal and California, respectively. We had federal and California research tax credits of approximately $5.7 million and $3.9 million, respectively. Federal research tax credits expire in the years 2009 through 2029 and California credits have no expiration.

Included in the net operating loss and research tax credit carry forwards are benefits created by the exercise of stock based awards, prior to the adoption of SFAS No. 123(R). When recognized, these tax attributes are treated as direct increases to stockholders' equity and as a result do not impact the Statement of Operations. The benefits created by stock option deductions are not reflected in the Consolidated Balance Sheets.

Net operating losses and tax credits generated prior to and including December 31, 2001 are subject to annual limitations due to the ownership change under provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits if not utilized.

As of December 31, 2008 and 2007, we had approximately $2.6 million and $6.7 million of valuation allowance, respectively. All of the valuation allowance is related to net operating losses which will be credited directly to additional paid in capital.

We conduct business globally and, as a result, file income tax returns in the U.S. Federal jurisdiction, various states and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities, including major jurisdiction as the United States, California and India. Our tax years beginning in 2002 remain open to audit by the Internal Revenue Service and

Note 14. Income Taxes (Continued)

California. The India statute of limitations remains open for years 2002 through 2008. Additionally, we are subject to various state income tax examinations for the 1998 through 2008 tax years.

As of December 31, 2008 we do not provide for U.S. federal income and state income taxes on all of the non-U.S. subsidiaries' undistributed earnings, because these earnings are intended to be indefinitely reinvested. In the event of any distribution of those earnings in the form of dividends or otherwise, we would be subject to nominal U.S. federal and state income taxes

Our India subsidiary operates under a tax holiday, which will expire in 2010. The net impact attributable to the tax status is not estimated to be material.

The 2007 and 2008 activity of our FIN 48 uncertain tax positions, including all federal and state jurisdictions is as follows (in thousands):

Balance, January 1, 2007 (at adoption)	$ 101
Additions for tax positions from prior years	(66)
Balance, December 31, 2007	35
Additions for tax positions related to the current year	573
Additions for tax positions from prior years	3,439
Balance, December 31, 2008	$4,047

During 2008, we recorded total gross unrecognized tax benefits of approximately $4.0 million, primarily due to uncertain tax positions related to our tax credits and tax treatment of certain temporary differences. The total unrecognized tax benefit, if realized would reduce the effective income tax rate in future periods of approximately $2.7 million. We recognize interest and/or penalties related to uncertain tax positions in operating expenses, which for 2008 and 2007 were immaterial. We do not believe there will be any material changes in our unrecognized tax positions over the next twelve months.

Note 15. Stockholders' Equity, 401(k) and Stock Option Plans

Treasury Stock

During 2008, our board of directors authorized stock repurchase programs for the repurchase of up to $90.0 million of our common stock. For the year ended December 31, 2008, shares with an aggregate value of $65.0 million, excluding broker commissions of $0.1 million, were repurchased. All repurchased shares were recorded as treasury stock and were accounted for under the cost method. No repurchased shares have been retired. The timing, price and volume of the repurchase of the remaining $25.0 million of shares will be based on market conditions, relevant securities laws and other factors. The stock repurchase program does not obligate us to repurchase any specific number of shares, and we may terminate or suspend the repurchase program at any time. Through December 31, 2008, a total of 4,066,296 shares at an average cost of $16.00 per share were repurchased through a combination of open market purchases and pursuant to a 10b5-1 trading plan. Additionally, for the years ended December 31, 2008 and 2007, we repurchased 10,396 shares and 1,759 shares, respectively from employees who tendered shares to satisfy tax withholding obligations on the vesting of restricted stock.

Note 15. Stockholders' Equity, 401(k) and Stock Option Plans (Continued)

Secondary Offering

In May 2007, we issued 4,485,000 shares of our common stock in a public offering at an offering price of $21.50 per share. The net proceeds to us were $90.2 million, which is net of both underwriting discounts and offering expenses of $6.2 million.

Share Purchase Rights Plan

On February 6, 2003, our board of directors approved the adoption of a Share Purchase Rights Plan, or the Rights Plan. Terms of the Rights Plan provide for a dividend distribution of one preferred share purchase right, or a Right, for each outstanding share of our common stock, par value $0.001 per share. The dividend was payable on February 27, 2003 to the stockholders of record on that date.

The Rights are not exercisable until the distribution date, which is the earlier of the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding share of our common stock (an "Acquiring Person") or (ii) 10 business days (or such later date as may be determined by action of the board of directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person or a tender offer is commenced or announced to commence, each stockholder holding a Right will thereafter have the right to receive upon exercise of the Right that number of shares of Common Stock having a market value of two times the exercise price of the Right. The description and terms of the Rights are set forth in a Rights Agreement, dated as of February 6, 2003 entered into between us and EquiServe Trust Company, N.A., as rights agent. Sutter Hill Ventures and ABS Capital Partners and their respective affiliated entities will be exempt from the Rights Plan, unless they acquire beneficial ownership of 17.5% or 22.5% or more, respectively, of the Company's common stock. At no time will the Rights have any voting power. The Rights will expire on February 27, 2013, unless the Rights are earlier redeemed or exchanged by Omnicell.

401(k) Plan

We have established a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation, but not greater than 15% of their earnings, up to the maximum as required by law. Contributions by us are discretionary. No such contributions by us have been made since inception of the plan.

Description of Share-Based Plans

Stock Option Plans. Our 1999 Equity Incentive Plan, or the 1999 Plan, was adopted in September 1999 for the granting of incentive and nonqualified stock options, restricted stock units, or RSUs, and rights to purchase common stock and common stock units to employees, directors and consultants. RSUs give the recipients the right to receive shares of our stock upon the lapse of their related restrictions. Restrictions on RSUs lapse in various increments beginning from date of grant. Under the 1999 Plan, 4,262,745 shares of common stock were initially authorized for issuance. Further, all unissued shares under our 1992 Stock Plan and 1995 Management Stock Option Plan were added to the 4,262,745 shares reserved under the 1999 Plan. Under all of the option plans, incentive and

Note 15. Stockholders' Equity, 401(k) and Stock Option Plans (Continued)

nonqualified stock options or rights to purchase common stock may be granted to employees, directors and consultants. Incentive options, nonqualified options and stock purchase rights must be priced to be at least 100%, 85% and 85%, respectively, of the common stock's fair market value at the date of grant. Options shall become exercisable as determined by our board of directors. Options granted under the 1999 Plan generally become exercisable over periods of up to four years, generally with one-fourth of the shares vesting one year from the vesting commencement date with respect to initial grants, and the remaining shares vesting in 36 equal monthly installments thereafter; however our board of directors may impose different vesting terms at its discretion on any award. Options under the 1999 Plan generally expire ten years from the date of grant. Sales of stock under stock purchase rights are made pursuant to restricted stock purchase agreements.

In October 2006, the 1999 Plan was amended to permit grants of restricted stock and restricted stock units to participants under the 1999 plan. The board of directors determines the price, which is equal to the market price of the stock on the date of the grant, the award amount, the vesting provisions and the expiration period (not to exceed ten years) for each grant. We consider the dilutive impact of this program in our diluted net income per share calculation.

Grants of restricted stock to non-employee directors are granted on the date of Omnicell's annual meeting of stockholders and vest in full on the date of Omnicell's next annual meeting of stockholders, provided such non-employee director remains a director on such date. The fair value of the stock on the date of issuance is amortized to expense from the date of grant to the date of vesting. The fair value of restricted stock under the 1999 Plan is the product of the number of shares granted at the grant date market price of our common stock

RSUs granted to employees generally vest over a period of four years and are expensed ratably on a straight-line basis over the vesting period. The fair value of restricted stock units under the 1999 Plan is the product of the number of shares granted at the grant date market price of our common stock.

On January 1 of each year, the number of shares reserved for issuance under the 1999 Plan increases automatically by the lesser of (i) 5.5% of the total number of shares of our common stock outstanding, (ii) 3,000,000 shares, or (iii) such other lesser amount as may be determined by our board of directors. As of December 31, 2008, there were a total of 2,578,890 shares reserved for future issuance under the 1999 Plan.

In April 2003, our board of directors adopted the 2003 Equity Incentive Plan, or the 2003 Plan. A total of 500,000 shares of common stock have been reserved for issuance under the 2003 Plan. As of December 31, 2008, 18,889 shares have been exercised and 374,449 shares were subject to outstanding options under the 2003 Plan. As of December 31, 2008, there were a total of 106,662 shares reserved for future issuance under the 2003 Plan. The 2003 Plan provides for the issuance of non-qualified options, stock bonuses and rights to acquire restricted stock to our employees, directors and consultants. Options granted under the 2003 Plan shall have an exercise price not less than 70% of the fair market value of the stock on the date of grant and are generally intended to become exercisable over periods of up to four years, generally with one-fourth of the shares vesting one year from the vesting commencement date with respect to initial grants, and the remaining shares vesting in 36 equal monthly installments thereafter, however our board of directors may impose different vesting at its discretion on any award. Options granted under the 2003 Plan will expire ten years from the date of grant.

Note 15. Stockholders' Equity, 401(k) and Stock Option Plans (Continued)

In February 2004, our board of directors adopted the 2004 Equity Incentive Plan, or the 2004 Plan and, together with the 1999 Plan and the 2003 Plan, the Plans. A total of 200,000 shares of common stock have been reserved for issuance under the 2004 Plan. No options are currently issued or outstanding under the 2004 Plan. The 2004 Plan provides for the issuance of non-qualified options to new employees as an inducement material to the individual's entering into employment with us. Options granted under the 2004 Plan have an exercise price not less than the fair market value of the stock on the date of grant and generally become exercisable over periods of up to four years, generally with one-fourth of the shares vesting one year from the vesting commencement date with respect to initial grants, and the remaining shares vesting in 36 equal monthly installments thereafter; however our board of directors may impose different vesting terms at its discretion on any award. Options under the 2004 Plan generally expire ten years from the date of grant.

The board of directors shall administer the Plans unless and until the board of directors delegates administration to a committee. The Board has delegated administration of the Plans to the Compensation Committee of the Board and the Plans are generally administered by such committee. The board of directors may suspend or terminate the Plans at any time. The board of directors may also amend any of the Plans at any time or from time to time. However, no amendment will be effective unless approved by our stockholders after its adoption by the board of directors to the extent stockholder approval is necessary to satisfy the applicable listing requirements of NASDAQ.

If we sell, lease or dispose of all or substantially all assets or we are acquired pursuant to a merger or consolidation, then the surviving entity may assume or substitute all outstanding awards under the Plans. If the surviving entity does not assume or substitute these awards, then generally the vesting and exercisability of the stock awards will accelerate.

At December 31, 2008, the total number of shares available for future issuance under all Plans was as follows (in thousands):

Reserved under the Plans	2,886
Reserved under the 1997 Employee Stock Purchase Plan	593
Total	3,479

1997 Employee Stock Purchase Plan. We have an Employee Stock Purchase Plan, or ESPP, under which employees can purchase shares of our common stock based on a percentage of their compensation, but not greater than 15% of their earnings, up to a maximum of $25,000 of fair value per year. The purchase price per share must be equal to the lower of 85% of the fair value of the common stock at the beginning of a 24-month offering period or the end of each six-month purchasing period. As of December 31, 2008, 2,115,857 shares had been issued under the ESPP. On January 1 of each year, and expiring on January 1, 2007, the number of shares reserved for issuance under the ESPP increased automatically by the lesser of (i) 1.5% of the total number of shares of our common stock outstanding, (ii) 750,000 shares, or (iii) such other lesser amount as may be determined by our board of directors. As of December 31, 2008, there were a total of 593,272 shares reserved for future issuance under the ESPP.

Note 16. Share-Based Compensation

We adopted SFAS No. 123(R) using the modified prospective transition method beginning January 1, 2006. For awards granted prior to but not yet vested as of January 1, 2006 share-based compensation expense was based on the grant-date fair value previously estimated in accordance with the original provisions of SFAS 123 and adjusted for estimated forfeitures. We have recognized compensation expense based on the estimated grant date fair value method required under SFAS No. 123(R) using straight-line amortization method. As SFAS No. 123(R) requires that share-based compensation expense be based on awards that are ultimately expected to vest, estimated share-based compensation in 2008, 2007 and 2006 has been reduced for estimated forfeitures.

Total share-based compensation resulting from stock option grants, restricted stock awards, restricted stock units and shares purchased under our ESPP were included in our consolidated statements of operations as follows (in thousands, except per share data):

	Year Ended December 31,		
	2008	2007	2006
Cost of product and services	$ 1,610	$ 1,488	$1,143
Research and development	1,204	1,109	684
Selling, general and administrative	8,351	8,565	6,302
Total share-based compensation expense	$11,165	$11,162	$8,129
Impact on net income per share:			
Basic	$ 0.35	$ 0.35	$ 0.30
Diluted	$ 0.34	$ 0.33	$ 0.28

We did not capitalize any share-based compensation into inventory during 2008 as it was not material. Share-based compensation capitalized in inventory at December 31, 2007 and 2006 was $0.1 million and $0.2 million, respectively. The income tax benefit realized from share-based compensation during 2008, 2007 and 2006 was $12.2 million, $4.9 million and $0.5 million, respectively.

Note 16. Share-Based Compensation (Continued)

Valuation Assumptions

The fair value of each option grant is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The fair value of shares issued under the employee stock purchase plans is estimated on the date of issuance using the Black-Scholes-Merton model. The weighted average assumptions used for options granted and ESPP in 2008, 2007 and 2006 were as follows:

	Year Ended December 31,		
Stock Option Plans	**2008**	**2007**	**2006**
Risk-free interest rate(1)	2.9%	4.7%	4.5%
Dividend yield	0%	0%	0%
Volatility(2)	53.6%	56.3%	63.1%
Expected life(3)	4.7 yrs	4.8 yrs	3.8 yrs

	Year Ended December 31,		
Employee Stock Purchase Plan	**2008**	**2007**	**2006**
Risk-free interest rate(1)	2.1%	4.9%	4.6%
Dividend yield	0%	0%	0%
Volatility(2)	55.1%	42.5%	65.8%
Expected life	0.5 - 2 yrs	0.5 - 2 yrs	0.5 - 2 yrs

(1) The risk-free interest rate for both stock options and the ESPP in 2008 and 2007 is based on the zero-coupon U.S. Treasury rate curve in effect at the time of the option grant or at the beginning of the ESPP offering period. The risk-free interest rate for stock options and the ESPP in 2006 is based on the Treasury bill rate in effect at the time of the option grant or at the beginning of the ESPP offering period.

(2) In 2008 and 2007, our computation of expected volatility for both stock options and the ESPP reflects a combination of historical and market-based implied volatility consistent with SFAS No. 123(R) and Securities and Exchange Commission Staff Accounting Bulletin 107. In 2007, we determined that the combination of historical and market-based implied volatility provides a more accurate reflection of our market conditions and is more representative of future stock price trends than employing solely historical volatility. For stock options granted and ESPP offerings in 2006, we calculated volatility based solely on historical volatility.

(3) Represents the period of time that options granted are expected to be outstanding, which is derived from historical data on employee exercise and post-vesting employment termination behavior.

Note 16. Share-Based Compensation (Continued)

Share-Based Payment Award Activity

A summary of option activity under the Plans for the years ended December 31, 2008, 2007 and 2006 is presented below:

Options:	Number of Shares	Weighted Average Exercise Price
	(in thousands)	
Outstanding at December 31, 2005	6,584	$ 8.93
Granted	759	$12.73
Exercised	(1,887)	$ 7.53
Expired	(73)	$14.68
Forfeited	(145)	$11.02
Outstanding at December 31, 2006	5,238	$ 9.85
Granted	1,111	$22.71
Exercised	(1,461)	$ 9.22
Expired	(43)	$13.44
Forfeited	(212)	$14.82
Outstanding at December 31, 2007	4,633	$12.87
Granted	751	$16.05
Exercised	(478)	$ 9.55
Expired	(31)	$16.60
Forfeited	(164)	$19.99
Outstanding at December 31, 2008	4,711	$13.45
Vested and expected to vest at December 31, 2008	4,414	$13.14
Exercisable at December 31, 2008	3,282	$11.67

Outstanding options at December 31, 2008 had a weighted-average remaining contractual life of 6.3 years and an aggregate intrinsic value of $8.1 million. Vested and expected to vest options had a weighted-average remaining contractual life of 6.2 years and an aggregate intrinsic value of $8.0 million. Exercisable options at December 31, 2008 had a weighted-average remaining contractual life of 5.4 years and an aggregate intrinsic value of $7.6 million.

Note 16. Share-Based Compensation (Continued)

The significant ranges of outstanding and exercisable options for equity share-based payment awards at December 31, 2008 were as follows:

Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price of Outstanding Options	Number Exercisable	Weighted Average Exercise Price of Exercisable Options
	(in thousands)	(Years)		(in thousands)
$ 1.80 - $ 5.60	534	$ 4.29	534	$ 4.29
$ 6.10 - $10.08	506	$ 8.65	498	$ 8.63
$10.22 - $10.58	821	$10.48	621	$10.50
$10.60 - $11.58	517	$11.06	409	$10.95
$11.66 - $13.16	706	$12.72	592	$12.80
$13.33 - $17.95	509	$16.02	104	$15.13
$18.30 - $20.95	545	$20.58	278	$20.53
$21.07 - $26.25	409	$22.76	199	$22.65
$26.99 - $26.99	44	$26.99	9	$26.99
$29.16 - $29.16	120	$29.16	38	$29.16
$ 1.80 - $29.16	4,711	$13.45	3,282	$11.67

As of December 31, 2008, $10.8 million of total unrecognized compensation costs related to unvested options is expected to be recognized over a weighted average period of 2.5 years. The weighted average fair value of options granted was $7.69, $12.07 and $6.49 during 2008, 2007 and 2006, respectively. The intrinsic value of options exercised during 2008, 2007 and 2006 was $4.5 million and $19.9 million and $13.7 million, respectively. The total fair value of shares vested during 2008, 2007 and 2006 was $7.6 million, $8.2 million and $7.7 million, respectively.

Restricted Stock and Restricted Stock Units

A summary of activity of restricted stock granted under the 1999 Plan as of December 31, 2008 is presented below:

	Shares of Restricted Stock	Weighted-Average Grant Date Fair Value Per Share
	(in thousands)	
Nonvested at December 31, 2005	—	$ —
Granted	17	18.85
Nonvested at December 31, 2006	17	18.85
Granted	15	22.71
Vested	(18)	19.06
Nonvested at December 31, 2007	14	22.63
Granted	41	11.91
Vested	(14)	22.63
Nonvested at December 31, 2008	41	$11.91

The fair value of restricted stock under the 1999 Plan is the product of the number of shares granted and the closing market price of our common stock on the grant date. The total fair value of

Note 16. Share-Based Compensation (Continued)

restricted stock grants vested in 2008 and 2007 was $0.2 million and $0.4 million, respectively. Our unrecognized compensation cost related to nonvested restricted stock is approximately $0.5 million and is expected to be recognized over a weighted average period of 0.3 years.

A summary of activity of restricted stock units granted under the 1999 Plan as of December 31, 2008 is presented below:

	Restricted Stock Units (in thousands)	Weighted-Average Grant Date Fair Value
Nonvested at December 31, 2005	—	$ —
Granted	15	19.91
Nonvested at December 31, 2006	15	19.91
Granted	199	24.18
Vested	(24)	20.79
Forfeited	(10)	23.06
Nonvested at December 31, 2007	180	24.35
Granted	159	17.24
Vested	(66)	21.94
Forfeited	(37)	25.11
Nonvested at December 31, 2008	236	$20.11

The fair value of RSUs under the 1999 plan is the product of the number of shares granted and the closing market price of our common stock on the grant date. The total fair value of RSUs vested in 2008 and 2007 was $1.5 million and $0.6 million, respectively. Expected future compensation expense relating to RSUs outstanding on December 31, 2008 is $4.8 million over a weighted-average period of 3.0 years.

Employee Stock Purchase Plan

As of December 31, 2008, our unrecognized compensation cost related to the shares to be purchased under our ESPP was approximately $0.9 million and is expected to be recognized over a weighted average period of 0.6 years.

Note 17. Facilities Closure

On May 13, 2008, we announced plans to relocate our mobile cart manufacturing from Elgin, South Carolina to subcontract suppliers and our existing facility in Livermore, California. The consolidation of mobile cart manufacturing services in near proximity to our other manufacturing and development facilities supports our strategy to integrate medication management system technology with mobile cart technology. We incurred a $0.4 million one-time charge related to the termination of the lease for our facility in Elgin, South Carolina for the year ended December 31, 2008. We incurred expenses of $0.7 million in connection with facility closure for the year ended December 31, 2008.

Note 18. Subsequent Event

In January 2009, we announced a strategic initiative to place additional focus on driving sales through increased customer satisfaction. As a result, we reorganized our personnel and financial resources, which included reducing our full-time employee headcount by approximately 100 employees.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Allowances Deducted from Assets:	Balance at beginning of year	Additions charged to costs and expenses	Charged to other accounts	Describe charged to other accounts	Deductions	Describe deductions	Balance at end of year
For the Year Ended December 31, 2008							
Accounts receivable(1)	$1,534	$ 516			$(513)	Write-off	$1,537
Non-current investment in sales-type leases(1)	362				(27)	Recovery	335
Total allowances deducted from assets	$1,896	$ 516			$(540)		$1,872
For the Year Ended December 31, 2007							
Accounts receivable(1)	$1,533	$ 542	$(244)	Recovery	$(297)	Write-off	$1,534
Non-current investment in sales-type leases(1)	290	72					362
Total allowances deducted from assets	$1,823	$ 614	$(244)		$(297)		$1,896
For the Year Ended December 31, 2006							
Accounts receivable(1)	$ 689	$1,051			$(207)	Write-off	$1,533
Non-current investment in sales-type leases(1)		290					290
Total allowances deducted from assets	$ 689	$1,341			$(207)		$1,823

(1) for doubtful accounts

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMNICELL, INC.

Date: February 23, 2009

By: /s/ ROBIN G. SEIM

Robin G. Seim
Vice President of Finance and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose signature appears below hereby constitutes and appoints Randall A. Lipps and Robin G. Seim, each of them acting individually, as his or her attorney-in-fact, each with the full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming our signatures as they may be signed by our said attorney-in-fact and any and all amendments to this Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RANDALL A. LIPPS Randall A. Lipps	Chief Executive Officer, President and Chairman of the Board *(Principal Executive Officer)*	February 23, 2009
/s/ ROBIN G. SEIM Robin G. Seim	Vice President of Finance, Chief Financial Officer *(Principal Accounting and Financial Officer)*	February 23, 2009
/s/ MARY E. FOLEY Mary E. Foley	Director	February 23, 2009
/s/ JAMES T. JUDSON James T. Judson	Director	February 23, 2009

Signature	Title	Date
/s/ WILLIAM H. YOUNGER, JR. William H. Younger, Jr.	Director	February 23, 2009
/s/ RANDY D. LINDHOLM Randy D. Lindholm	Director	February 23, 2009
/s/ GARY S. PETERSMEYER Gary S. Petersmeyer	Director	February 23, 2009
/s/ DONALD C. WEGMILLER Donald C. Wegmiller	Director	February 23, 2009
/s/ SARA J. WHITE Sara J. White	Director	February 23, 2009
/s/ JOSEPH E. WHITTERS Joseph E. Whitters	Director	February 23, 2009

INDEX TO EXHIBITS

Exhibit No.	Description
2.1(1)	Stock Purchase Agreement, dated November 29, 2007, by and among Omnicell, Inc., Rioux Vision, Inc. and Shawn Rioux.
3.1(2)	Amended and Restated Certificate of Incorporation of Omnicell, Inc.
3.2(3)	Certificate of Designation of Series A Junior Participating Preferred Stock.
3.3(4)	Bylaws of Omnicell, Inc., as amended.
4.1(2)	Form of Common Stock Certificate.
4.2(5)	Rights Agreement, dated February 6, 2003, between Omnicell and EquiServe Trust Company, N.A.
10.1(2)	Real Property Lease, effective July 1, 1999, between Omnicell and Amli Commercial Properties Limited Partnership.
10.2(2)	Master Assignment Agreement and Master Sales Agreement, dated September 29, 1994, between Americorp Financial, Inc. and Omnicell, as amended.
10.3(2)	Group Purchasing Agreement, effective June 1, 1997, between Premier Purchasing Partners, L.P., and Omnicell.
10.4(2)	Letter Agreement, dated June 27, 1997, between the University Health System Consortium Services Corporation and Omnicell.
10.5(2)	Federal Supply Schedule Contract No. V797P3406k, effective August 7, 1997, between the Department of Veterans Affairs and Omnicell.
10.6(2)	Asset Purchase Agreement, dated December 18, 1998, between Omnicell and Baxter Healthcare Corporation, as amended.
10.7(2)	Form of Director and Officer Indemnity Agreement.
*10.8(2)	1992 Equity Incentive Plan, as amended.
*10.9(2)	1995 Management Stock Option Plan.
*10.10(2)	1997 Employee Stock Purchase Plan, as amended.
*10.11(6)	1999 Equity Incentive Plan, as amended.
*10.11A(7)	Form of Stock Unit Grant Notice and Form of Stock Unit Award Agreement for 1999 Equity Incentive Plan, as amended.
*10.11B(7)	Form of Restricted Stock Award Grant Notice and Form of Restricted Stock Award Agreement for 1999 Equity Incentive Plan, as amended.
10.12(2)†	Collaborative Solutions Provider Agreement, dated July 10, 2001, between Omnicell and Bergen Brunswig Drug Company.
10.13(8)	Real Property Lease, dated June 30, 2003, between Shoreline Park, LLC and Omnicell, Inc.
*10.14(6)	2003 Equity Incentive Plan.
*10.15(9)	Employment Agreement, dated October 31, 2003, between Omnicell and Dan S. Johnston.

Exhibit No.	Description
10.16(9)	Master Services Agreement, dated September 5, 2003, between Omnicell and Aditi Technologies Pvt. Ltd.
*10.17(6)	2004 Equity Incentive Plan.
10.18(10)†	Master Lease/Loan Purchase Program Agreement, dated as of February 28, 2005, between Omnicell and De Lage Landen Financial Services, Inc. as amended March 11, 2006.
*10.19A(11)	2008 Omnicell Quarterly Executive Bonus Plan.
*10.19B	Addendum to the 2008 Quarterly Executive Bonus Plan.
*10.20(12)	Employment Agreement, dated November 28, 2005, between Omnicell and Robin G. Seim.
*10.21(11)	Executive Officer Compensation.
*10.22(13)	Form of Change of Control Agreement.
*10.23(14)	Employment Agreement, dated March 6, 2006, between Omnicell and Renee M. Luhr.
10.24(15)	Master Lease/Loan Purchase Program Agreement, dated as of April 3, 2006, between Omnicell and General Electric Capital Corporation.
*10.25(16)	Compensation Arrangement for Non-Employee Directors.
*10.27(17)	Amended and Restated Severance Benefit Plan.
10.28(4)	Real Property Lease, effective June 29, 2007, between Omnicell and Britannia Hacienda VIII LLC.
*10.29	Employment Agreement dated October 17, 2008, between Omnicell and Nhat H. Ngo.
*10.30	Separation Agreement and General Release, effective February 15, 2009 between Omnicell and Renee M. Luhr.
*10.31	Employment Agreement dated December 5, 2008, between Omnicell and Marga Ortigas-Wedekind.
21.1	Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Powers of Attorney. Reference is made to the signature page to this report.
31.1	Certification of Chief Executive Officer required by Rule 13a-15 or Rule 15d-15(e) (e).
31.2	Certification of Chief Financial Officer required by Rule 13a-15 or Rule 15d-15(e) (e).
32.1**	Certifications required by Rule 13a-14 (b) or Rule 15d-14 (b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350).

(1) Previously filed as an exhibit to our Current Report on Form 8-K, filed on December 5, 2007 and incorporated herein by reference.

(2) Previously filed as an exhibit to our Registration Statement on Form S-1, as amended, filed on March 14, 2001 and incorporated herein by reference.

(3) Previously filed as an exhibit to our Annual Report on Form 10-K, filed on March 28, 2003 and incorporated herein by reference.

(4) Previously filed as an exhibit to our Quarterly Report on Form 10-Q, filed on August 9, 2007 and incorporated by reference herein.

(5) Previously filed as an exhibit to our Current Report on Form 8-K, filed on February 14, 2003 and incorporated by reference herein.

(6) Previously filed as an exhibit to our Annual Report on Form 10-K, filed on March 23, 2007 and incorporated herein by reference.

(7) Previously filed as an exhibit to our Annual Report on Form 10-K, filed on March 17, 2008 and incorporated herein by reference.

(8) Previously filed as an exhibit to our Quarterly Report on Form 10-Q, filed on August 7, 2003 and incorporated herein by reference.

(9) Previously filed as an exhibit to our Annual Report on Form10-K, filed on March 8, 2004 and incorporated herein by reference.

(10) Previously filed as an exhibit to our Current Report on Form 8-K, filed on March 15, 2005 as amended by our Current Report on Form 8-K/A, filed on May 17, 2006, incorporated herein by reference.

(11) Previously filed as an exhibit to our Current Report on Form 8-K, filed on February 12, 2008 and incorporated herein by reference.

(12) Previously filed as an exhibit to our Current Report on Form 8-K, filed on January 24, 2006 and incorporated herein by reference.

(13) Previously filed as an exhibit to our Annual Report on Form 10-K, filed March 16, 2006 and incorporated herein by reference.

(14) Previously filed as an exhibit to our Current Report on Form 8-K, filed on March 15, 2006 and incorporated herein by reference.

(15) Previously filed as an exhibit to our Current Report on Form 8-K, filed on May 9, 2006 and incorporated herein by reference.

(16) Reference is made to Item 1.01 of our Current Report on Form 8-K, filed on October 30, 2006 and incorporated herein by reference.

(17) Previously filed as an exhibit to our Current Report on From 8-K, filed on May 4, 2007 and incorporated herein by reference.

* Management contract or compensatory plan or arrangement.

** This certification attached hereto as Exhibit 32.1 accompanying this Annual Report on Form 10-K is not deemed filed with the Securities and Exchange Commission and is not incorporated by reference into any filing of Omnicell, Inc. under the Securities Act of 1933, as amended, or the Securities Act of 1934, as amended (whether made before or after the date of this Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

† Confidential treatment has been granted with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-149758, 333-67828, 333-82818, 333-104427, 333-107356, 333-116103, 333-125080, 333-132556 and 333-14287) pertaining to the 1992 Incentive Plan, 1995 Management Stock Option Plan, 1997 Employee Stock Purchase Plan, 1999 Equity Incentive Plan, 2003 Equity Incentive Plan and 2004 Equity Incentive Plan and Amendment No. 1 to the Registration Statement (Form S-3/A No. 333-117592) of our reports dated February 20, 2009, with respect to the consolidated financial statements and schedule of Omnicell, Inc., and the effectiveness of internal control over financial reporting of Omnicell, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2008.

/s/ Ernst & Young LLP

Palo Alto, California
February 20, 2009

Exhibit 31.1

CERTIFICATION

I, Randall A. Lipps, certify that:

1. I have reviewed this annual report on Form 10-K of Omnicell, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2009

/s/ RANDALL A. LIPPS

Randall A. Lipps
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Robin G. Seim, certify that:

1. I have reviewed this annual report on Form 10-K of Omnicell, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses, in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: February 23, 2009

/s/ ROBIN G. SEIM

Robin G. Seim
Vice President, Finance and Chief Financial Officer

Exhibit 32.1

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350), Randall A. Lipps, the President and Chief Executive Officer of Omnicell, Inc. (the "Company") and Robin G. Seim, the Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2008, to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

In Witness Whereof, the undersigned have set their hands hereto as of the 23rd day of February, 2009.

/s/ RANDALL A. LIPPS	/s/ ROBIN G. SEIM
Randall A. Lipps *President and Chief Executive Officer*	Robin G. Seim *Chief Financial Officer*

"This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Omnicell, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing."

(This page has been left blank intentionally.)

BOARD OF DIRECTORS

Randall A. Lipps
Founder, Chairman of the Board,
President and Chief Executive Officer
Omnicell, Inc.

Mary E. Foley [3]
Associate Director
UCSF, Center for Research
and Nursing Innovation

James T. Judson
Financial Executive Advisor

Randy D. Lindholm [2]
Consultant
Medical Device Companies

Gary S. Petersmeyer [2]
Chairman and Chief Executive Officer
Aesthetic Sciences Corporation

Donald C. Wegmiller [1] [2] [4]
Chairman Emeritus,
Member, National Board of Advisors
Integrated Healthcare Strategies

Sara J. White [1] [3]
Pharmacy Leadership Consultant

Joseph E. Whitters [1]
Senior Advisor
Frazier Health Care Ventures

William H. Younger, Jr. [3]
Managing Director
Sutter Hill Ventures



[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Governance Committee
[4] Lead Independent Director



EXECUTIVE OFFICERS

Randall A. Lipps
President and Chief Executive Officer

J. Christopher Drew
Senior Vice President, Field Operations

Robin G. Seim
Vice President and Chief Financial Officer

Marga Ortigas-Wedekind
Vice President, Marketing

Nhat Ngo
Vice President, Strategy & Business
Development

Dan S. Johnston
Vice President, General Counsel and
Corporate Secretary

John G. Choma
Vice President, Professional Services
and Chief Learning Officer

STOCKHOLDER INFORMATION

Investor Relations
For further information about the company, additional copies of this report, reports filed on Forms 10-K and 10Q, or other published corporate information, contact:

Investor Relations
Omnicell, Inc.
1201 Charleston Road
Mountain View, CA 94043
(650) 251-6100

OMNICELL'S MISSION :

TO EMPOWER CLINICIANS WITH SOLUTIONS FOR SAFE MEDICATION AND SUPPLY MANAGEMENT

TRANSFER AGENT

Computershare Trust Company, N.A.
c/o Computershare Investor Services
P.O. Box 43023
Providence, RI 02930
(781) 575-2879
www.computershare.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
San Jose, CA

LEGAL COUNSEL

Cooley Godward Kronish LLP
Palo Alto, CA

NOTICE OF ANNUAL MEETING

May 19, 2009, 2:30 PM PDT
Omnicell Headquarters
1201 Charleston Road
Mountain View, CA 94043





OMNICELL, INC.
1201 CHARLESTON ROAD
MOUNTAIN VIEW, CA 94043
WWW.OMNICELL.COM